Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

APTEAN, INC.,

UPDATE MERGER SUB, INC.

and

LOGILITY SUPPLY CHAIN SOLUTIONS, INC.

dated

January 24, 2025

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated January 24, 2025, among Aptean, Inc., a Delaware corporation (“Parent”), Update Merger Sub, Inc., a Georgia corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Logility Supply Chain Solutions, Inc., a Georgia corporation (the “Company” and, together with Parent and Merger Sub, each, a “Party” and, collectively, the “Parties”).  Capitalized terms used in this Agreement and not defined where first used have the respective meanings given to them in Annex A.

RECITALS

A.        The Parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Georgia Business Corporation Code (the “GBCC”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent, and pursuant to the Merger each share of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”) (other than (i) shares of Company Common Stock canceled pursuant to Section 2.1(a)(ii) and (ii) Dissenting Shares, which will be treated in accordance with Section 2.3), will be converted into the right to receive the Merger Consideration;

B.        The board of directors of the Company (the “Company Board”) has unanimously adopted resolutions, prior to the execution of this Agreement, (i) approving (A) this Agreement and the transactions contemplated hereby, including the Merger (such transactions, collectively, the “Transactions”), on the terms and subject to the conditions set forth in this Agreement and (B) the execution, delivery and performance of this Agreement and the consummation of the Merger and the other Transactions, (ii) determining that this Agreement and the Transactions are advisable and in the best interests of the Company and the Company Shareholders, (iii) on the terms and subject to the conditions set forth in this Agreement, resolving to recommend that the Company Shareholders adopt and approve this Agreement in accordance with the GBCC (this clause (iii), the “Company Board Recommendation”), and (iv) directing that this Agreement be submitted to the Company Shareholders for their adoption and approval, which resolutions have not been rescinded, modified or withdrawn in any way;

C.         The board of directors of Parent (the “Parent Board”) has (i) approved this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, and (ii) determined that this Agreement and the Transactions are advisable and in the best interests of Parent and its shareholders;

D.          The board of directors of Merger Sub (the “Merger Sub Board”) has (i) approved this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (ii) determined that this Agreement and the Transactions are advisable and in the best interests of Merger Sub and Parent (as the sole shareholder of Merger Sub), and (iii) resolved to recommend that Parent (as the sole shareholder of Merger Sub) adopt this Agreement in accordance with the GBCC;

E.         Parent, in its capacity as the sole shareholder of Merger Sub, will adopt this Agreement and the consummation by Merger Sub of the Transactions in accordance with the GBCC by written consent immediately following the execution of this Agreement; and

F.          Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered the Debt Commitment Letter.

NOW, THEREFORE, each of the Parties agrees as follows:

I.  THE MERGER

1.1         The Merger.

(a)         On the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the GBCC, at the Effective Time, Merger Sub will merge with and into the Company, with the Company being the surviving corporation (the “Surviving Corporation”).

(b)        Upon consummation of the Merger, the separate corporate existence of Merger Sub will cease and the Surviving Corporation will survive as a wholly owned Subsidiary of Parent.

1.2         Closing.  The closing of the Merger (the “Closing”) will take place either (as mutually agreed by the Parties) at the offices of Jones Day, 1221 Peachtree Street, Atlanta, Georgia 30361 or remotely by electronic exchange of documents and signature pages thereto, in either such case, as soon as practicable, but in no event later than 10:00 a.m. (Eastern time) on the second Business Day, following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other place, date and time as the Company and Parent may agree in writing.  The date on which the Closing occurs is referred to as the “Closing Date.”

1.3         Effective Time.  On the Closing Date, the Parties will cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the GBCC (the “Certificate of Merger”).  The Merger will become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Georgia or, to the extent permitted by applicable Law, at such later time as is agreed to by the Parties prior to the filing of such Certificate of Merger (the time at which the Merger becomes effective is referred to as the “Effective Time”).

1.4        Effects of the Merger.  The Merger will have the effects set forth in this Agreement and the relevant provisions of the GBCC.  Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of each of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

1.5        Articles of Incorporation and Bylaws.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties, (a) the articles of incorporation of the Surviving Corporation will be amended and restated to be in a form mutually agreed by the Parties and (b) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation, in each case, until thereafter amended as provided therein and in accordance with the GBCC, except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Corporation.

1.6         Directors and Officers.  The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and, subject to the Resignations to be delivered under Section 5.19, the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, each to hold office until his or her respective successor is duly elected or appointed and qualified, or his or her earlier death, resignation or removal, in accordance with the Surviving Corporation’s articles of incorporation and bylaws and the GBCC.

II.  EFFECT OF THE MERGER ON CAPITAL STOCK; PAYMENT MATTERS; TREATMENT OF COMPANY EQUITY AWARDS

2.1         Effect on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of the Parties, the Company Shareholders or the holders of any shares of capital stock of Merger Sub:

(a)          Company Common Stock.

(i)          Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding (x) shares of Company Common Stock to be cancelled and retired in accordance with Section 2.1(a)(ii) and (y) Dissenting Shares, which will be treated in accordance with Section 2.3) will be converted automatically into, and will thereafter represent only the right to receive, an amount in cash equal to $14.30, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock will cease to be outstanding and will automatically be canceled and will cease to exist, and each holder of (A) a certificate which immediately prior to the Effective Time represented any such share of Company Common Stock (each, a “Certificate”) or (B) an uncertificated share of Company Common Stock held in book-entry form (each, a “Book-Entry Share”) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(ii)         Each share of Company Common Stock that is owned by the Company as a treasury share or that is owned by a Subsidiary of the Company immediately prior to the Effective Time will be canceled and will cease to exist and no consideration will be delivered in exchange therefor.  All shares of Company Common Stock then held by Parent or Merger Sub or any of their wholly owned Subsidiaries will be canceled and will cease to exist and no consideration will be delivered in exchange therefor.

(b)         Merger Sub Common Stock.  Each share of Merger Sub common stock issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and such shares will constitute the only issued and outstanding shares of the Surviving Corporation.

2.2        Adjustments.  If between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number of shares or a different class by reason of the occurrence or record date of any stock split, reverse stock split, dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration and any other amounts payable pursuant to this Article II will be equitably adjusted as necessary to reflect, without duplication, any such change and to provide to the Company Shareholders the same economic effect as contemplated by this Agreement prior to such change; provided, that nothing in this Section 2.2 shall be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to Section 5.1.

2.3         Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and held by a holder of Company Common Stock who is entitled to exercise, and who properly exercises, dissenters’ rights with respect to such shares of Company Common Stock (each, a “Dissenting Shareholder”) pursuant to, and who complies in all respects with, the provisions of Section 14-2-1301 et seq. of the GBCC (such shares, “Dissenting Shares”), will not be converted into the right to receive the Merger Consideration at the Effective Time as described in Section 2.1.  At the Effective Time, any Dissenting Shareholder will cease to have any rights to such Dissenting Shares except for the right to receive payment of the fair value of such Dissenting Shares as may be determined to be due to the holder(s) of such Dissenting Shares in accordance with the GBCC, unless and until such Dissenting Shareholder effectively waives, fails to perfect or is otherwise no longer entitled to payment for such Dissenting Shares in accordance with the GBCC.  If any such Dissenting Shareholder effectively waives, fails to perfect or is otherwise no longer entitled to payment for the Dissenting Shares held by such Dissenting Shareholder in accordance with the GBCC, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shares held by such Dissenting Shareholder will be converted solely into the right to receive, without any interest thereon, the Merger Consideration in accordance with Section 2.4.  The Company will give Parent prompt notice of any written demands for appraisal of shares received by the Company, withdrawals of such demands and any other instruments served on the Company pursuant to Article 13 of the GBCC.

2.4         Payment Matters.

(a)        Prior to the Effective Time, Parent will enter into an agreement, in form and substance reasonably acceptable to the Company, with a reputable U.S. bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II.  Prior to the Effective Time, Parent will deposit or cause to be deposited with the Paying Agent cash in an amount sufficient to pay the aggregate Merger Consideration to which the Company Shareholders will be entitled at the Effective Time pursuant to this Agreement (such cash, and any additional cash deposited pursuant to Section 2.4(b), being hereinafter referred to as the “Payment Fund”).

(b)         Pending its disbursement in accordance with this Section 2.4, Parent will direct the Paying Agent to invest the cash in the Payment Fund as directed by Parent.  Earnings from such investments shall be the sole and exclusive property of Parent or its designated Affiliate, and no part of such earnings shall accrue to the benefit of the Company Shareholders.  No such investment or loss thereon will affect the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein.  In the event that the Payment Fund is insufficient to make the payments contemplated by this Agreement, Parent will, or will cause the Surviving Corporation to, promptly deposit additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment.  The Payment Fund will not be used for any purpose not expressly provided for in this Agreement.

(c)        Promptly after the Effective Time, and in any event within three Business Days after the Effective Time, Parent will direct the Paying Agent to send to each Person who was, immediately prior to the Effective Time, a holder of a Certificate or Book-Entry Share not held, directly or indirectly, through the Depository Trust Company (“DTC”) (other than (x) shares of Company Common Stock to be canceled in accordance with Section 2.1(a)(ii) and (y) Dissenting Shares, which will be treated in accordance with Section 2.3), (i) a letter of transmittal in a form mutually agreed upon by Parent and the Paying Agent (the “Letter of Transmittal”) which will specify that delivery will be effected, and risk of loss and title to such Certificates or such Book-Entry Shares will pass, only upon (A) with respect to shares of Company Common Stock represented by Certificates, delivery of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.4(i) and such other customary documents as may reasonably be required by the Paying Agent) and a validly executed Letter of Transmittal to the Paying Agent (and such other documents as the Paying Agent may reasonably request) and (B) with respect to Book-Entry Shares, upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares to the Paying Agent, as applicable, in each case, in exchange for payment of the Merger Consideration as provided in Section 2.1(a).

(d)         Upon delivery of a Letter of Transmittal (duly completed and validly executed in accordance with the instructions thereto) and (i) with respect to shares of Company Common Stock represented by Certificates, surrender to the Paying Agent of Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.4(i) and such other customary documents as may reasonably be required by the Paying Agent) or (ii) with respect to Book-Entry Shares not held through DTC, book receipt of an “agent’s message” in customary form by the Paying Agent in connection with the surrender of

Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request), the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, and any Certificate or Book-Entry Share so surrendered will be canceled.  Subject to Section 2.4(e) and Section 2.4(f), payment of the Merger Consideration with respect to any Certificate or Book-Entry Share shall only be made to the Person in whose name such Certificate or Book-Entry Share is registered.  Until surrendered as contemplated by this Section 2.4(d), each Certificate or Book-Entry Share will be deemed at any time from and after Effective Time to represent only the right to receive the Merger Consideration as contemplated by Section 2.1(a)(i).

(e)        The Persons who were, at the Effective Time, holders of Book-Entry Shares (other than (i) shares of Company Common Stock to be canceled in accordance with Section 2.1(a)(ii) and (ii) Dissenting Shares, which will be treated in accordance with Section 2.3) held, directly or indirectly, through DTC will not be required to deliver an “agent’s message” to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II.  With respect to such Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company will cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Book-Entry Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries, the Merger Consideration which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to Section 2.1(a)(i).

(f)         If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a surrendered Certificate or Book-Entry Share, as applicable, is registered, it will be a condition to such payment that (i) as applicable, such Certificate is properly endorsed or otherwise in proper form for transfer or such Book-Entry Share is properly transferred and (ii) the Person requesting such payment will pay to the Paying Agent any transfer, documentary, stamp or similar Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent, the Surviving Corporation and the Paying Agent that such Tax has been paid or is not payable.

(g)         No interest will be paid or accrued on any amount payable upon surrender of any Company Common Stock.

(h)         The Merger Consideration paid in respect of the shares of Company Common Stock in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all ownership rights in such Company Common Stock, and at the Effective Time, the transfer books of the Company will be closed and thereafter there will be no further registration of transfers on the transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the Company Shareholders outstanding immediately prior to the Effective Time shall cease to have any rights with respect to any shares of Company Common Stock, except as otherwise expressly provided for herein or by applicable Law.

(i)          If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, Parent will direct the Paying Agent to pay, in exchange for such affidavit of the lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated by this Article II.

(j)         At any time following the first anniversary of the Closing Date, Parent or an Affiliate thereof designated by Parent will be entitled to require the Paying Agent to deliver to it any portion of the Payment Fund (including any interest received with respect thereto) which has not been disbursed to the Company Shareholders, and, subject to Section 2.4(k), thereafter such Company Shareholders who have not previously complied with this Section 2.4 will be entitled to look only to Parent and the Surviving Corporation, as applicable, for, and Parent and the Surviving Corporation will remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II.

(k)        Notwithstanding any provision of this Agreement to the contrary, none of the Parties, the Surviving Corporation or the Paying Agent will be liable to any Person for Merger Consideration delivered to a Governmental Entity pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.  If any Certificate or Book-Entry Share will not have been surrendered prior to such date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

2.5         Treatment of Company Equity Awards.

(a)         Each Company Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested, to the extent not already vested, and all such Company Options will be exercisable effective immediately prior to, and contingent upon, the Effective Time.  As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof or any of the Parties, each Company Option that is then outstanding and unexercised will be cancelled and converted into the right to receive, subject to applicable Tax withholding, cash in an amount equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of Company Common Stock applicable to such Company Option, which amount will be paid in accordance with Section 2.5(c).  As of the Effective Time, by virtue of the

Merger and without any further action on the part of the holders thereof or any of the Parties, each Company Option that is then outstanding and unexercised and that has a per share of Company Common Stock exercise price that is equal to, or greater than, the Merger Consideration will be cancelled for no consideration.

(b)        Immediately prior to, and contingent upon, the Effective Time, each then-outstanding Company RSU will, to the extent unvested, be deemed fully vested.  As of the Effective Time, by virtue of the Merger and without any further action on the part of the holder thereof, each Company RSU will be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration in accordance with Section 2.5(c), subject to applicable Tax withholding.

(c)          As soon as reasonably practicable after the Effective Time (but no later than the first regularly scheduled payroll date that occurs at least three Business Days after the Effective Time), the Surviving Corporation will pay the amounts provided for in Section 2.5(a) and Section 2.5(b), net of any applicable Tax withholding under applicable Law in accordance with Section 2.6, to the holders of Company Options and Company RSUs, with such payments to be made, to the extent applicable, through the payroll of the Surviving Corporation or any of its Subsidiaries.

(d)        The Company shall take all actions necessary to ensure that (i) the Company Equity Plans are terminated effective as of the Effective Time and (ii) all equity awards granted thereunder are cancelled and that holders of such equity awards will only have the rights under this Section 2.5 with respect to such equity awards as of the Effective Time.

2.6       Withholding.  Notwithstanding anything to the contrary herein, each of Parent and the Company (or any of its Subsidiaries), the Surviving Corporation (or any of its Subsidiaries) and the Paying Agent will be entitled to deduct and withhold from the Merger Consideration, and any other amounts payable pursuant to this Agreement, such amounts as are required to be deducted and withheld under the Internal Revenue Code of 1986 (the “Code”), or under any provision of state, local or non-U.S. Law; provided, however, that if Parent, the Company (or any of its Subsidiaries) or the Surviving Corporation (or any of its Subsidiaries) becomes aware of a withholding obligation with respect to payment of the Merger Consideration (other than any such withholding obligation as it relates to (i) compensatory amounts, (ii) a payee or beneficial owner’s failure to timely provide a correct taxpayer identification number or a valid IRS Form W-9 or applicable IRS Form W-8, or (iii) the Company’s failure to provide a certificate under Section 5.18), then, as soon as reasonably practicable after becoming aware of such withholding obligation, such Person will make reasonable efforts to notify Parent, the Company and/or Surviving Corporation, as applicable, of such withholding obligation and the reason for it and reasonably cooperate with any attempts to mitigate or eliminate such withholding. To the extent that amounts are so withheld and remitted to the applicable Governmental Entity, the withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

III.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Recent Company SEC Documents (as defined below) made available at least one Business Day prior to the date of this Agreement (excluding any disclosures set forth in any such Recent Company SEC Document under the headings “Safe Harbor Statement,” “Risk Factors,” or “Quantitative and Qualitative Disclosures About Market Risk” or any other disclosures or similar sections and any disclosures therein that are predictive, cautionary or forward-looking in nature, in each case, other than any specific factual information contained therein) (it being agreed that this clause (a) will not be applicable to Section 3.1, 3.2, 3.3, 3.4 or 3.19) or (b) subject to the terms of Section 8.12(c), the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

3.1        Organization, Good Standing and Qualification.  The Company and each of its Subsidiaries (a) is duly organized and validly existing under the Laws of the jurisdiction of its organization, (b) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, (c) is in good standing in the jurisdiction of its organization, and (d) is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business as presently conducted requires such qualification, except, in the case of the foregoing clause (d), where the failure of the Company or a Subsidiary of the Company to be so qualified, be in good standing as a foreign corporation or have such authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The copies of the Articles of Incorporation and the Bylaws as most recently filed with the Recent Company SEC Documents are true, correct and complete copies of such documents as in effect as of the date of this Agreement, and the Company is not in violation of any of the provisions of the Articles of Incorporation or the Bylaws.  The Company has made available to Parent true, correct and complete copies of the organizational documents of each Subsidiary of the Company, and no Subsidiary of the Company is in violation of any of the provisions of its organizational documents.

3.2         Capital Structure; Subsidiaries.

(a)        The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock, of which, as of the close of business on January 23, 2025 (the “Measurement Time”), 33,680,059 shares were issued and outstanding.  As of the Measurement Time, 5,534,953 shares of Company Common Stock are held by the Company as treasury shares.

(b)         As of the Measurement Time: (i) 6,896,200 shares of Company Common Stock are subject to Company Options granted and outstanding under the Company Equity Plans; and (ii) 83,587 shares of Company Common Stock are subject to Company RSUs subject solely to time-based vesting that are granted and outstanding under the

Company Equity Plans.  Other than as set forth in this Section 3.2(b), as of the Measurement Time, there are no issued, reserved for issuance, outstanding or authorized equity-based awards with respect to the Company.

(c)         All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and are issued free and clear of any Liens.  Except as set forth in this Section 3.2, and except for the Company Equity Awards outstanding (and shares issuable upon the exercise or settlement thereof), there are no: (i) as of the Measurement Time, outstanding shares of capital stock of, or other equity interest in, the Company; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) obligating the Company or any of its Subsidiaries to issue any shares of capital stock, equity interest, restricted stock units, stock-based performance units or any other rights that are linked to, or the value of which is in any way based on or derived from, the value of any shares of capital stock, equity interests or other securities of the Company or any of its Subsidiaries; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations issued by the Company or any of its Subsidiaries that are or may become convertible into or exchangeable for any shares of the capital stock or equity interests of the Company or any of its Subsidiaries; (iv) shareholder rights plans, Contracts, or other arrangements or understandings of any character under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock, equity interests or any other securities; or (v) voting trusts, voting agreements, shareholder agreements, proxies or other Contracts, arrangements or understandings of any character to which the Company or any of its Subsidiaries is a party, or, to the Knowledge of the Company, to which any other Person is a party, with respect to the voting of the capital stock or any other equity interest of the Company or any of its Subsidiaries or restricting any Person from selling, pledging or otherwise disposing of any capital stock.

(d)        (i) None of the outstanding shares of capital stock or other equity interests of the Company or any Subsidiary thereof are entitled or subject to, or were issued in violation of, any preemptive or antidilutive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company or any Subsidiary thereof having a right to vote on any matters on which the Company Shareholders have a right to vote; (iii) there is no Contract to which the Company or any Subsidiary thereof is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise transferring or disposing of (or from granting any option or similar right with respect to), any shares of capital stock or other equity interests of the Company or any Subsidiary thereof; and (iv) neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock of, or any joint venture, membership, partnership, voting or equity interests of any nature in, any Person that is not a Subsidiary of the Company listed on Section 3.2(f) of the Company Disclosure Letter.  Neither the Company nor any of its Subsidiaries is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire, or require the registration for sale of, any outstanding shares of capital stock or other equity interests of the Company or any of its Subsidiaries.  From the Measurement Time

to the execution of this Agreement, the Company has not declared or paid any dividend or distribution in respect of the shares and has not issued, sold, repurchased, redeemed or otherwise acquired any shares, and the Company Board has not authorized any of the foregoing.  There are no outstanding Contracts or other arrangements (contingent or otherwise) or understandings of any character of the Company or any of its Subsidiaries to pay any dividend or make any other distribution in respect thereof or to provide funds to, make any investment (in the form of a loan, capital contribution or otherwise) in, or otherwise acquire any share of capital stock or other equity interest in any Person.

(e)         The outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable and are not entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right.  The Company or one or more of its direct or indirect wholly owned Subsidiaries owns of record and beneficially all the issued and outstanding shares of capital stock of each Subsidiary of the Company, free and clear of any Liens, and such ownership is duly registered with all applicable Governmental Entities.

(f)        Section 3.2(f) of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary of the Company, such Subsidiary’s jurisdiction and form of organization, and the issued and outstanding equity interests of such Subsidiary.

3.3         Corporate Authority; Approvals; Fairness Opinion.

(a)         The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions and has taken all corporate action necessary in order to authorize the execution, delivery and performance of its obligations under this Agreement and the consummation of the Transactions, subject to the receipt of the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Company Common Stock entitled to vote thereon to adopt this Agreement (the “Company Shareholder Approval”) and the filing of the Certificate of Merger.  Other than the Company Shareholder Approval, no other shareholder vote is necessary to authorize this Agreement or the consummation by the Company of the Transactions.  This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)         At a meeting duly called and held, the Company Board has unanimously, by resolutions duly adopted: (i) approved (A) this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, and (B) the execution, delivery and performance of this Agreement and the consummation of the Merger and the other Transactions; (ii) determined that this Agreement and the Transactions are advisable and in the best interests of the Company and the Company Shareholders; (iii) on the terms and subject to the conditions set forth in this Agreement, resolved to recommend that the Company Shareholders adopt and approve this Agreement in accordance with the GBCC; and (iv) directed that this Agreement be submitted to the Company Shareholders for their adoption and approval (which such resolutions have not been rescinded, modified or withdrawn in any way).

(c)        The Company Board or a committee thereof has adopted resolutions authorizing the treatment of the Company Options and the Company RSUs in accordance with Section 2.5.

(d)         The Company Board has received the opinion of Lazard Frères & Co. LLC (the “Company Financial Advisor”) to the effect that, as of the date of such opinion, and based upon the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the $14.30 per share of Company Common Stock to be paid to the Company Shareholders (other than (i) shares of Company Common Stock to be canceled in accordance with Section 2.1(a)(ii) and (ii) Dissenting Shares, which will be treated in accordance with Section 2.3) pursuant to this Agreement is fair, from a financial point of view, to such Company Shareholders (such opinion, the “Fairness Opinion”).

3.4         Governmental Filings; No Violations.

(a)        Without limiting the generality of clause (ii) of Section 3.4(b), except for (i) compliance with, and filings under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any other applicable Antitrust Laws, (ii) compliance with, and filings under, the Exchange Act and the Securities Act, including the filing with the SEC of the Proxy Statement, and any other federal securities Laws, (iii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the Transactions, (iv) the filing with the Secretary of State of the State of Georgia of the Certificate of Merger as required by the GBCC, (v) compliance with the applicable requirements of The Nasdaq Stock Market LLC, including the Nasdaq Global Select Market (“Nasdaq”), and (vi) as set forth on Section 3.4(a)(vi) of the Company Disclosure Letter (the items set forth above in clauses (i) through (vi), the “Required Governmental Approvals”), no notices, reports or other filings are required to be made by the Company or its Subsidiaries with, nor are any consents, registrations, approvals or authorizations required to be obtained by the Company or its Subsidiaries from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company, or the consummation of the Transactions.

(b)        The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Transactions will not (i) constitute or result in a breach or violation of, or a default under, the Articles of Incorporation or Bylaws or the comparable organizational documents of any Subsidiary of the Company, (ii) constitute or result in a breach or violation of any Law applicable to the Company or any Subsidiary thereof or by which any property or asset of the Company or any Subsidiary thereof is bound or affected (assuming the Required Governmental Approvals are obtained), or (iii) require any consent or approval under or, with or without notice, lapse of time or both, constitute or result in a breach or violation of, a termination (or right of termination) or default under, or the acceleration of any obligations under, or give rise to the payment of any fee, penalty or other amount under, or the creation of a Lien (other than a Permitted Lien) on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Company Material Contract, other than, in the case of clause (ii) and (iii), as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.5         SEC Filings; Information Supplied.

(a)       The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by it since January 1, 2022 (collectively, such filed or furnished documents, together with any exhibits and schedules thereto and any information incorporated therein and any amendments thereto, the “Recent Company SEC Documents”).

(b)         No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any material to, the SEC.

(c)         As of their respective effective dates (in the case of the Recent Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or dates on which they were furnished or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Recent Company SEC Documents), the Recent Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, applicable to such Recent Company SEC Documents and the applicable rules and regulations promulgated thereunder, and none of the Recent Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)       The Company has established and maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported on a timely basis within the time periods specified in the SEC’s rules and forms and that such information is accumulated and made known to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the Company’s principal executive officer and principal financial officer to make the certifications required pursuant to Sections 302 and 906 of SOX.  The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act).  Such internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its consolidated Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the financial statements.  Any material change in internal control over financial reporting required to be disclosed in any Recent Company SEC Documents has been so disclosed.

(e)       The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended April 30, 2024, and, except as set forth in Recent Company SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of April 30, 2024.  To the Knowledge of the Company, except as set forth in the Recent Company SEC Documents filed prior to the date of this Agreement, since January 1, 2022, the Company’s independent registered accountant and the audit committee of the Company Board have not identified or been made aware of (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company, (ii) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company, or (iii) any claim or allegation regarding any of the foregoing.  The Company has made available to Parent true and complete copies of any such disclosure contemplated by clauses (i) through (iii) of the preceding sentence in this Section 3.5(e) made by management to the Company’s independent auditors or to the audit committee of the Company Board.

(f)         Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations promulgated by the SEC or Nasdaq with respect to the Recent Company SEC Documents, and neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing such certifications.  For purposes of this Section 3.5(f), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX.  Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(g)        The Company is in compliance in all material respects with the applicable provisions of the Securities Act, the Exchange Act, and the applicable listing and governance rules and regulations of Nasdaq.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Recent Company SEC Documents or the Company, or, to the Knowledge of the Company, other correspondence received by the Company or its attorneys from the SEC.  To the Knowledge of the Company, there are no pending (i) formal or informal inquiries or investigations of the Company by the SEC or any internal investigations, pending or threatened, or (ii) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(h)        Since January 1, 2022, (i) neither the Company nor, to the Knowledge of the Company, any of its Representatives has received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to the Company and its Subsidiaries, taken as a whole, and (ii) no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Representatives to the Company Board or any committee thereof or the General Counsel or Chief Executive Officer of the Company.

3.6         Financial Statements; Liabilities; Indebtedness.

(a)       The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Recent Company SEC Documents (including any related notes and schedules thereto) (i) complied in all material respects with the rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q or any successor form under the Exchange Act), and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited statements, to normal and recurring year-end audit adjustments that are not individually or in the aggregate, material).  Such consolidated financial statements (including any related notes and schedules thereto) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries.  No financial statements of any Person are required by GAAP to be included in the consolidated financial statements of the Company.

(b)       There are no liabilities (whether or not accrued, absolute, determined, determinable, contingent or otherwise and whether due or to become due) of the Company or any of its Subsidiaries of the type required to be disclosed or reserved against on a consolidated balance sheet (or notes thereto) prepared in accordance with GAAP, other than (i) as specifically disclosed, reflected, adequately reserved against and provided for in the Company’s audited consolidated balance sheet, including the notes thereto, as of October 31, 2024, included in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended October 31, 2024 publicly filed with the SEC prior to the date hereof (the “Company Balance Sheet”), (ii) liabilities incurred in the ordinary course of business (including as to amounts) (none of which related to liabilities resulting from breach of Contract, breach of warranty, product liability claim, tort claim, infringement claim, violation of applicable Law or any other Action) since October 31, 2024 (the “Company Balance Sheet Date”) (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of Contract, breach of warranty, tort, infringement, misappropriation, violation of Law or any other Action) or arising or incurred in connection with or contemplated by this Agreement, and (iii) liabilities that are not, and would not reasonably be expected to be, individually or in the aggregate, material.

(c)         None of the Company or its consolidated Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)).

(d)        None of the Company or any of its Subsidiaries has any outstanding indebtedness.  Section 3.6(d) of the Company Disclosure Letter contains a true, correct and complete list of all Liens on any material property or material assets (including any equity securities) of the Company or any of its Subsidiaries. No outstanding Lien on any property or asset of the Company or any of its Subsidiaries impairs or impedes the operation of the business of the Company and its Subsidiaries (or the Surviving Corporation and its Subsidiaries), taken as a whole, as currently conducted or presently contemplated to be conducted.

3.7         Absence of Certain Changes.  Since the Company Balance Sheet Date through the date of this Agreement, (a) except for events directly giving rise to this Agreement and the Transactions, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) except for entering into any non-exclusive license, non-disclosure, or advertising agreements in the ordinary course of business, neither the Company nor any of its Subsidiaries has sold, transferred, granted or otherwise conveyed to any third party any rights with respect to any Intellectual Property material to the Company or any Subsidiary of the Company.

3.8         Compliance with Law.

(a)         The Company and each of its Subsidiaries is, and, except to the extent fully resolved with no pending or ongoing obligations, at all times has been in compliance with Law applicable to the Company or such Subsidiary in all material respects.  None of the

Company, any of its Subsidiaries or any of their respective properties or assets is, and, since January 1, 2022, none of the Company, any of its Subsidiaries or any of their respective properties or assets has been, subject to any Orders issued.  Neither the Company nor any of its Subsidiaries has received any communication from a Governmental Entity that alleges that the Company or any of its Subsidiaries is not in material compliance with any Law or Order.

(b)         Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold all material governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries as currently conducted (the “Company Permits”), and the Company and its Subsidiaries are in compliance with the terms of the Company Permits held by the Company or any of its Subsidiaries, and, except to the extent fully resolved with no pending or ongoing obligations, have not been in material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of, with or without notice or lapse of time or both, any Company Permit held by the Company or any of its Subsidiaries.  Each Company Permit is valid, subsisting and in full force and effect.  Since January 1, 2022, neither the Company nor any of its Subsidiaries has received any communication from a Governmental Entity of any suspension, cancellation, withdrawal, revocation or modification of any Company Permit or threatening to suspend, cancel, withdraw, revoke or modify any Company Permit.  There are no Actions pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation or modification of any Company Permit.

(c)         Within the last five years, none of the Company, any Subsidiary of the Company, or any director or executive officer of any of them, or, to the Knowledge of the Company, any other officer, employee, agent or other Representative of the Company or any of its Subsidiaries, has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic Government Official or employee from corporate funds, (iii) violated any provision of any Anti-Bribery Law, or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic Government Official or government employee, as to (ii), (iii) and (iv), except as would not reasonably be expected to have a Company Material Adverse Effect.

(d)         Within the last five years, neither the Company nor any Subsidiary of the Company has been a subject of any proceeding before or made any voluntary disclosure to any Governmental Entity relating to any Anti-Bribery Laws or Trade Laws, nor, to the Knowledge of the Company, has been the subject of any investigation or inquiry regarding compliance with any Anti-Bribery Laws or Trade Laws.

(e)       Neither of the Company or any of its respective directors, officers, nor, to the Knowledge of the Company, any Subsidiary of the Company or any of their respective officers, employees, agents, or any other Persons authorized to act, or acting, on behalf of the Company (i) is a Sanctioned Person, (ii) in the last five years, has directly or indirectly engaged in any dealings with or involving any Sanctioned Person or Sanctioned Country except as may have been authorized under the Sanctions, or (iii) in the last five years, has otherwise violated any applicable Trade Laws.

(f)         During the last five years, the Company and each Subsidiary of the Company has had in place policies reasonably designed to ensure compliance with applicable Anti-Bribery Laws and Trade Laws.

(g)        The Company and its Subsidiaries have maintained during the past five years and currently maintain (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect, in all material respects, the transactions and dispositions of the assets of the Company and its Subsidiaries, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of the Company and its Subsidiaries were, have been and are executed only in accordance with management’s general or specific authorization.

3.9         Litigation.  As of the date of this Agreement, there are no, and, for the past three years, there have not been any, Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any present or former director, officer or employee of the Company or any of its Subsidiaries for whom the Company or any of its Subsidiaries may be liable or affecting any property or assents of the Company or any of its Subsidiaries, except for those that would not reasonably be expected to (x) have a material adverse impact on the business of the Company and its Subsidiaries, taken as a whole, or (y) prevent, impair or delay the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions.

3.10       Employee Benefits.

(a)          Section 3.10(a) of the Company Disclosure Letter contains a true, correct and complete list of all Company Benefit Plans.

(b)         (i) Each Company Benefit Plan has been established, maintained, funded and administered in material compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and the trusts maintained thereunder have been determined to be exempt from taxation pursuant to Section 501(a) of the Code; (iii) to the Knowledge of the Company, no event has occurred that would reasonably be expected to result in disqualification of or adversely affect such exemption; and (iv) there are no pending, or to the Knowledge of the Company, threatened Actions (other than routine claims for benefits) with respect to any Company Benefit Plans.

(c)        Except as set forth on Section 3.10(c) of the Company Disclosure Letter, no Company Benefit Plan exists that would result in any material payment to any Company Employee of any money or other property or accelerate or provide any other material rights or benefits to any Company Employee as a result of the consummation of the Transactions (whether alone or in connection with any other event).  Neither the execution and delivery of this Agreement nor the consummation of the Transactions will result, individually or in the aggregate, in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), disregarding any amount that is solely an obligation of Parent or one of its Subsidiaries or Affiliates and that is unrelated to any pre-existing obligation of the Company.  There is no agreement, plan or other arrangement to which the Company or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of any Taxes incurred under Section 280G or Section 4999 of the Code.

(d)        Neither the Company nor any of its Subsidiaries currently has an obligation to contribute to a “defined benefit plan” (as defined in Section 3(35) of ERISA), a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” (as defined in Section 3(37) of ERISA or Section 414(f) of the Code), or a “multiple employer plan” (within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code).

(e)         No Company Benefit Plan provides medical or welfare benefits (whether or not insured) with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law or (ii) death or retirement benefits under any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(f)         The Company has made available to Parent or its counsel accurate and complete copies of the Company Equity Plans and the forms of all instruments and agreements evidencing the Company Equity Awards.  Section 3.10(f) of the Company Disclosure Letter sets forth the following information with respect to each Company Equity Award outstanding as of the Measurement Time: (i) the name of the Company Equity Plan pursuant to which such award was granted; (ii) the name or identification number of the holder of such Company Equity Award; (iii) the type of Company Equity Award; (iv) the number of shares of Company Common Stock to be issued upon exercise or settlement, as applicable, of such Company Equity Award; (v) the exercise price of such Company Equity Award, if applicable; and (vi) the date on which such Company Equity Award was granted.

(g)         Any Company Benefit Plan or other Contract, plan or program that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been documented, maintained and operated in compliance in all material respects with Section 409A of the Code, and all applicable regulations and IRS guidance promulgated thereunder.  The Company is not party to, or otherwise obligated under, any Contract, plan or program that provides for the gross-up of Taxes imposed by Section 409A of the Code.

(h)       No independent contractor of the Company or any of its Subsidiaries was or will be reclassified as an employee by an applicable Governmental Entity.

3.11       Environmental Matters.

(a)          The Company and its Subsidiaries are, and, except to the extent fully resolved with no pending or ongoing obligations, have at all times been, in material compliance with all applicable Environmental Laws.

(b)        None of the properties owned or, to the Knowledge of the Company, leased or operated by the Company or any of its Subsidiaries contains any Hazardous Materials as a result of any activity of the Company or any of its Subsidiaries in amounts exceeding the levels allowed or otherwise permitted by applicable Environmental Laws.

(c)        To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is subject to any Action or, except to the extent fully resolved with no pending or ongoing obligations, has received any written notices, demand letters or requests for information from any federal, state, local or foreign Governmental Entity indicating that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of its businesses or any of their respective properties or assets.

(d)        There have been no Releases of any Hazardous Material at, onto, or from, or related to operations at, any properties presently or formerly owned or, to the Knowledge of the Company, leased or operated by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries during the time such properties were owned, leased or operated by the Company or any of its Subsidiaries.

(e)         None of the Company, its Subsidiaries or any of their respective properties are subject to any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment, notice of violation or written claim asserted or arising under any Environmental Law.

3.12       Taxes.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)         The Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) each of the material Tax Returns required to be filed by any of them, and all such filed Tax Returns are complete and accurate in all material respects.

(b)        The Company and each of its Subsidiaries have paid all material Taxes that are required to be paid by any of them (whether or not shown on any Tax Return), except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(c)        There are no pending, asserted, assessed or threatened in writing, or, to the Knowledge of the Company, otherwise threatened, audits, examinations, investigations or other proceedings in respect of Taxes or a Tax matter owed or claimed to be owed by the Company or any of its Subsidiaries.

(d)         There are no Liens (other than Permitted Liens) for Taxes on any of the assets of the Company or any of its Subsidiaries.

(e)         None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two‑year period ending on the date of this Agreement that was purported or intended to be governed, in whole or in part, by Section 355(a) or 361 of the Code (or any similar provision of state, local or foreign Law).

(f)          There is currently no extension or waiver of the statute of limitations period in effect applicable to any material Tax of the Company or any of its Subsidiaries or any affiliated, combined or unitary group of which the Company or any Subsidiary is or was a member, which period (after giving effect to said extension or waiver) has not yet expired, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any comparable provision of state, local or non-U.S. Law).

(g)         Neither the Company nor any of its Subsidiaries has ever entered into any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a) (other than transactions for which Form 8866 was filed with the Company’s Tax Returns).

(h)        The Company and each of its Subsidiaries have timely withheld and timely remitted to the appropriate taxing authority all Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(i)          Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, other than in the ordinary course of business, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law), or (iv) change in method of accounting for a taxable period ending on or prior to the Closing Date.

(j)         Neither the Company nor any of its Subsidiaries (i) is a party to, is bound by or has any obligation under any Contract relating to the sharing, allocation or payment of, or indemnity for, any Taxes (excluding any Contracts entered into in the ordinary course of business and not primarily related to Taxes), (ii) has been a member of an affiliated, combined, consolidated or unitary group for Tax purposes (other than a group the common parent of which is the Company), (iii) has any liability for any Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by Contract or otherwise, (iv) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code or (v) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise been subject to taxation in any country other than the country of its formation.

3.13       Labor Matters.

(a)        Neither the Company nor any of its Subsidiaries is a party to any collective bargaining Contract with any labor organization, works council, trade union or other employee representative with respect to Company Employees.  To the Knowledge of the Company, there are no (and, since January 1, 2022, there have not been any) ongoing or threatened union organization, or decertification activities or Actions, relating to any employees of the Company or any of its Subsidiaries, and, as of the date of this Agreement, no demand for recognition as the exclusive bargaining representative of any employees is pending by or on behalf of any labor organization, works council, trade union or other employee representative.  As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened strike, lockout, work stoppage or other material labor disputes against or involving the Company or any of its Subsidiaries that would reasonably be expected to result in, individually or in the aggregate, material liability for the Company or any of its Subsidiaries.  As of the date of this Agreement, there are no unfair labor practice charges pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for such matters as would not reasonably be expected to result in, individually or in the aggregate, material liability for the Company or any of its Subsidiaries.

(b)       The Company and its Subsidiaries (i) are in compliance in all material respects with all applicable Laws respecting employment, including, but not limited to, equal employment opportunity, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), harassment and whistleblower laws, wages and the payment and withholding of social security and other employment Taxes, hours, overtime pay, work authorization and immigration, workers’ compensation, termination, unemployment compensation, collective bargaining, disability rights or benefits, plant closures and layoffs, affirmative action and affirmative action plans, labor relations, employee leave issues, unemployment insurance and occupational safety and health and employment practices, other than instances of noncompliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) have reported all amounts required by applicable Law or by Contract to be reported with respect to wages, salaries and other payments to the employees and independent contractors, other than instances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (iii) are not liable for any arrears of wages or any Taxes or any penalty for failure to comply with the Laws applicable of the foregoing, other than instances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for the employees (other than routine payments to be made in the ordinary course of business and consistent with past practice), other than instances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)        To the Knowledge of the Company, (i) no employee of the Company intends to terminate their employment or engagement with the Company; and (ii) no employee or independent contractor of the Company is in violation of any term of any employment or consulting contract, restrictive covenant, common law nondisclosure obligation, fiduciary duty, or other obligation (x) to the Company or (y) to a former employer or engager of any such individual relating (A) to the right of any such individual to work for the Company or (B) to the knowledge or use of trade secrets or proprietary information.

(d)         As of the execution of this Agreement, the Company has provided a true and complete list (in one or more documents), that is correct in all material respects, of all of the employees, consultants and independent contractors currently employed or engaged by the Company, including: (i) identification number; (ii) status (employee or independent contractor); (iii) country work location; (iv) employing or engaging entity; (v) annual rate of base salary or hourly compensation; and (vi) target annual incentive compensation and details with respect to each applicable plan and program (the “Employee Census”).  Since January 1, 2025, there has not been any material change in the compensation of any such individual (except for compensation increases and decreases in the ordinary course of business consistent with past practice).

3.14       Intellectual Property.

(a)         Section 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all (i) Company Registered Intellectual Property indicating, as applicable, the owner, the countries in which such Company Registered Intellectual Property is patented, registered, or applied for, the application, registration, and grant number, and the filing and renewal dates thereof and (ii) Company Products currently sold to customers of the Company.

(b)        Each item of material Company Registered Intellectual Property that has been granted or issued is valid, subsisting and enforceable.  Neither the Company nor any of its Subsidiaries is a member of any standards-setting initiative or any pooling arrangements with respect to any Company-Owned IP.

(c)         Except as would not reasonably be expected to be material to the business of the Company or any of its Subsidiaries, the Company or one or more of its Subsidiaries owns all Company-Owned IP and has a valid and enforceable Inbound License authorizing use of all other Company IP in the manner used as of the date of this Agreement, in each case, free and clear of all Liens other than Permitted Liens.

(d)       Except as would not reasonably be expected to be material to the business of the Company, to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted and as conducted within the previous four years has not infringed, misappropriated, diluted or otherwise violated any

Intellectual Property of any Person.  Since January 1, 2023, the Company has not received a written communication from any Person asserting that the Company or any of its Subsidiaries is or will be obligated to take a license under any Intellectual Property owned by any other Person in order to continue to conduct its business as currently conducted.  Except as would not reasonably be expected to be material to the business of the Company or any of its Subsidiaries, within the previous four years, no Actions are or have been pending or, to the Knowledge of the Company, are or have been threatened in writing, (x) alleging any infringement, misappropriation, dilution or other violation by the Company or any of its Subsidiaries or any Company Product of the Intellectual Property of any other Person or (y) by the Company or any of its Subsidiaries alleging any infringement, misappropriation, dilution or other violation by any Person of any Company‑Owned IP.

(e)         The Company and each of its Subsidiaries have taken commercially reasonable actions to protect all material Trade Secrets included in the Company-Owned IP, including by entering into written agreements containing appropriate confidentiality provisions with all Persons having access to any such Trade Secrets.  To the Knowledge of the Company, except as would not be material to the business of the Company or any of its Subsidiaries, no such Persons have breached any confidentiality obligations with respect to the relevant Trade Secrets subject to such agreements.

(f)          All Company-Owned IP was created by (i) employees of the Company or one or more of its Subsidiaries acting within the scope of their employment who have validly and irrevocably assigned or agreed to assign all of their rights, including Intellectual Property therein, to the Company or its applicable Subsidiary or (ii) other Persons who have validly and irrevocably assigned their rights therein, including Intellectual Property therein, to the Company or its applicable Subsidiary.

(g)         Except as would not be material to the business of the Company, the Surviving Corporation, or any of their respective Subsidiaries, (i) immediately following the Closing, the Company IP will be available for use by Parent, the Merger Sub, the Surviving Corporation, and their respective Subsidiaries on terms substantially similar to those under which the Company or its Subsidiaries used such Company IP immediately prior to the Closing, and (ii) neither the execution and performance of this Agreement nor the consummation of any of the Transactions will result in any of Parent, the Merger Sub, the Surviving Corporation, the Company, or their respective Subsidiaries (x) granting to any Person any right, title, or interest in or to any Intellectual Property or (y) being bound by, or subject to, any non‑competition or other restriction on the operation or scope of their respective businesses.

(h)         No Company-Owned IP was developed by or on behalf of, or using grants or any other subsidies of, any Governmental Entity, university or research institution or under any Contract with any Governmental Entity.  The Company has not disclosed, delivered, licensed, or otherwise made available (or has a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available) any Company Source Code to any other Person, other than in the ordinary course of business subject to confidentiality provisions.  To the Knowledge of the

Company, (x) there has been no unauthorized theft, reverse engineering, decompiling, disassembling, or other unauthorized disclosure of or access to any Company Source Code, and (y) without limiting the foregoing, to the Knowledge of the Company, neither the execution of this Agreement nor the consummation of any of the Transactions will result in the release from escrow or other delivery to any Person of any Company Source Code.

(i)          Each of the Company and its Subsidiaries is, and has at all times been, in material compliance with all applicable Open Source Materials licenses.  No Open Source Materials subject to a Copyleft License are embedded with, linked to, bundled with, or otherwise included in (or solely in the case of Open Data, used in the development of), any Company Product in a manner that requires the (i) disclosure or distribution of any Company Product in source code format or any other material Company Source Code (other than the underlying Open Source Material itself), (ii) license or other provision of any Company Product or any other material Company Source Code on a royalty-free basis, or (iii) grant of any Patent license, non-assertion covenant, or other rights under any material Company-Owned IP or rights to modify, make derivative works based on, decompile, disassemble, or reverse engineer any Company Product or any other material Company Source Code (other than the underlying Open Source Material itself).

(j)         To the Knowledge of the Company, there are no material nonconformities with any Company Product or Company Source Code that would impact its performance or functionality in accordance with its applicable documentation.

(k)       To the Knowledge of the Company, no Company Products contain any “time bomb,” “Trojan horse,” “back door,” “worm,” virus, malware, spyware, or similar device or code (“Malicious Code”) designed or intended to, or that could reasonably be expected to, materially (i) disrupt, disable, harm, or otherwise impair the normal and authorized operation of, or provide unauthorized access to, any computer system, hardware, firmware, network, or device on which any Company Product or such other Software is installed, stored, or used, or (ii) damage, destroy, or prevent the access to or use of any data or file without the user’s consent.  Each of the Company and its Subsidiaries has taken commercially reasonable steps to prevent the introduction of Malicious Code into the Company Products.

(l)          Except as would not be material to the business of the Company or any of its Subsidiaries, all Company IT Systems are in good working condition and are sufficient for the operation of the Company’s business (including the business of each of its Subsidiaries) as currently conducted.  Except as would not be material to the business of the Company or any of its Subsidiaries, during the previous five years and as of the date of this Agreement, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyber-attack, or other impairment of the Company IT Systems that has resulted or is reasonably likely to result in (x) disruption or material damage to the business of the Company or any of its Subsidiaries or (y) the loss or disclosure of any Company Data.

(m)        Except as would not be material to the business of the Company or any of its Subsidiaries, since January 1, 2022, the Company has not received any notification from any provider of any Software with which the Company Products interact that the Company Products’ interaction with such Software is unauthorized or in violation of applicable Contracts or Laws.  Each of the Company and its Subsidiaries has obtained all necessary and material rights and consents required under applicable Law or Contract to enable the Company’s and its Subsidiaries’ processing of data from all applicable users of the Company Products and all third party applications or platforms accessed, viewed, captured or otherwise used in connection with the Company Products.

3.15       Artificial Intelligence.

(a)         Section 3.15(a) of the Company Disclosure Letter sets forth the key Company AI Products, provided that other Company Products may also nominally employ or make use of AI Technologies. All Training Data used by the Company or its Subsidiaries and processed by AI Technologies, including on behalf of the Company’s or any of its Subsidiaries’ customers is either proprietary to such customer or the Company or its Subsidiary or has been obtained by the Company or its Subsidiaries in accordance with the applicable terms and Laws governing such use (including each end user license agreement, terms of use, Privacy Policies, consents, or other terms that govern the Company’s and its Subsidiaries’ collection and use of the relevant Training Data, including if applicable, Scraped Data included therein) and in compliance with all required consent and notification obligations (as applicable).  The Company AI Products operate in material conformance with relevant Contracts and Laws to which the Company or its Subsidiaries are bound. The Company AI Products are in material conformance with applicable AI Product Statements which specifically describe how the Company AI Products operate with respect to AI Technologies.

(b)        Section 3.15(b) of the Company Disclosure Letter sets forth a true, correct and complete list of each Third-Party AI Product used in a Company Product.  The Company and its Subsidiaries use and have used such Third-Party AI Products in compliance with all applicable terms provided by such licensor and governing the use of such Third-Party AI Product.  Neither the Company nor any of its Subsidiaries has permitted any material Company-owned data that is in a Company Product or data provided by a customer of the Company or any of its Subsidiaries to Company or any of its Subsidiaries to be used as Training Data by any other Person.

(c)        The Company and its Subsidiaries subject any Software created (in whole or in part) by Generative AI Technologies on behalf of the Company or any of its Subsidiaries to a standard code review process before use of such Software by the Company, its Subsidiaries or any third party, including (i) supplementary quality review by a qualified human developer and (ii) scans for Open Source Materials and security vulnerabilities, except where the failure to do so would not be material to the business of the Company or any of its Subsidiaries.

(d)      Neither the Company nor any of its Subsidiaries develops or uses any AI Technologies subject to the Artificial Intelligence Act (Regulation (EU) 2024/1689) that are classified as “prohibited” or “high risk” AI Systems (as such term is defined therein).

3.16       Insurance.  The Company and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law, as is customary given the nature of the business and as management of the Company and the Company Board has determined to be prudent in accordance with industry practices.  The Company and its Subsidiaries maintain bond policies in such amounts and on such terms as required in any Company Material Contract.  Each of the insurance policies, self-insurance programs, bond policies and arrangements (other than any Company Benefit Plan) of the Company and its Subsidiaries as of the date of this Agreement (the “Insurance Arrangements”) is in full force and effect.  Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms thereof and have not taken any action, or have failed to take action, which, with notice or lapse of time or both, would constitute a breach or default of any Insurance Arrangement.  All premiums due and payable under the Insurance Arrangements have been paid when due.  No written notice of cancellation or termination has been received with respect to any Insurance Arrangement, other than in connection with ordinary renewals, and neither the Company nor any of its Subsidiaries has taken any action, or has failed to take any action, which, with notice or lapse of time or both, would permit termination of any Insurance Arrangement.  No claim for coverage pending under any Insurance Arrangement has been denied by an insurer or surety company.

3.17       Properties.

(a)         Except (i) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) for Permitted Liens, the Company and its Subsidiaries have good title to, or valid leasehold or sublease interests in (or other comparable contract rights in or relating to), all tangible properties and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.  Section 3.17(a) of the Company Disclosure Letter contains a true, correct and complete list of all real property leased by the Company or any of its Subsidiaries.

(b)         Section 3.17(b) of the Company Disclosure Letter contains a true, correct and complete list of all real property owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Owned Real Property”) and of all leases, license agreements or other agreements through which the Company or any of its Subsidiaries grants a leasehold or license interest in the Owned Real Property.  The Company or one of its Subsidiaries has good and fee simple title to all Owned Real Property, free and clear of all Liens other than Permitted Liens.  There are no third parties holding a right to purchase or right of first refusal or right of first offer to purchase the Owned Real Property.  To the Knowledge of the Company, the Owned Real Property is in good condition, with all systems in good and working order (subject to ordinary wear and tear), and is in material compliance with applicable Law and regulation to which it is subject.

(c)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, each lease, sublease or license under which the Company or any of its Subsidiaries leases, subleases or licenses any real property, or leases or subleases any Owned Real Property to a third party (each, a “Lease”) is, to the Knowledge of the Company, valid and in full force and effect, (ii) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and (iii) neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Lease.  True, correct, and complete copies of all material leases and license agreements constituting the Leases have been made available to Parent.

3.18       Material Contracts.

(a)        Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each of the following Contracts (other than any Company Benefit Plans) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets are bound (and any material amendments, supplements and modifications thereto):

(i)         each Contract that is required to be filed as an exhibit to any Recent Company SEC Document, including any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii)        each Contract that (A) limits the freedom or right of the Company or any of its Subsidiaries to (1) compete with any other Person in any location or line of business, (2) engage in any line of business, or sell, supply, license or distribute any product or service or use, sell, transfer, deliver, license, or otherwise exploit any Company Products or other Company-Owned IP, or (3) operate in any new geographic location, (B) contains any “most favored nations” or other preferential pricing terms and conditions granted by the Company or any of its Subsidiaries or exclusivity obligations or other similar restrictions in favor of the counterparty thereto or (C) grants any right of first refusal, right of first offer, right of first negotiation or similar right with respect to any assets, rights or properties of the Company or any of its Subsidiaries;

(iii)        each Contract to which the Company or any of its Subsidiaries is a party or subject (A) relating to indebtedness for borrowed money, including, but not limited to, any mortgage, indenture, loan, credit, security or other similar Contract, whether as a borrower or lender, other than accounts receivable and payable incurred or arising in the ordinary course of business, (B) guaranteeing, supporting, assuming or endorsing the liabilities of any other Person, or (C) pledging the equity interests of the Company or any of its Subsidiaries;

(iv)        each Contract requiring the Company or any of its Subsidiaries to make any capital expenditure or capital commitment in excess of $100,000;

(v)        each Contract pursuant to which the Company or any of its Subsidiaries grants a Lien on properties or other assets of the Company or any of its Subsidiaries, other than any Permitted Liens;

(vi)        each Contract (other than a Lease) relating to the Owned Real Property that will be binding on Parent after the Closing Date and is not terminable, without penalty, upon 30 days’ notice, and each Lease;

(vii)      each Contract (A) requiring consent to a “change of control”; (B) providing for retention payments, change of control payments, severance, accelerated vesting or any other similar payment or benefit (including, without limitation, on account of consummation of the Transactions); or (C) contemplating any “success fees” or bonuses payable to any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company or any of its Subsidiaries (excluding any bonuses payable to any of the foregoing based on their performance or the performance of the Company or any of its Subsidiaries);

(viii)      each Contract that is a collective bargaining agreement or other similar Contract with any labor union, trade union or works council;

(ix)        each Contract pursuant to which the Company or any of its Subsidiaries licenses (or grants a covenant not to sue or otherwise enforce) to any other Person any Company IP, other than non-exclusive licenses granted in the ordinary course of business to customers of the Company or any of its Subsidiaries;

(x)          each Contract pursuant to which the Company or any of its Subsidiaries licenses (or receives a covenant not to sue or otherwise enforce) from any other Person any Company IP, other than: (A) shrink-wrap, click-wrap and off‑the-shelf software licenses, and other licenses of software that are generally commercially available, in each case with aggregate license, maintenance, support and other fees of $500,000 or less in the last twelve months, or  (B) non‑exclusive licenses from customers of the Company or any of its Subsidiaries in the ordinary course of business;

(xi)       each Contract pursuant to which the Company or any of its Subsidiaries has provided, agreed to provide, or is otherwise required to provide any third party with rights in or access to Company Source Code (including on a contingent basis), or to provide for Company Source Code to be put in escrow;

(xii)       each Contract under which the Company or any of its Subsidiaries has any obligations (including indemnification, earn out or other contingent payment obligations, but excluding confidentiality obligations) which have not been satisfied or performed in full prior to the date of this Agreement relating to the acquisition, divestiture or disposition of all or any portion of any business (whether by merger, sale of stock, sale of assets or otherwise, other than transactions in the ordinary course of business);

(xiii)      each Contract entered into in connection with the settlement or other resolution of any Action to which the Company or any of its Subsidiaries is subject and which (A) involves or, since January 1, 2022, has involved payments by the Company or any of its Subsidiaries in excess of $100,000 or (B) has any continuing requirements, obligations, liabilities or restrictions that are material to, or would otherwise materially limit the operation of, the Company and its Subsidiaries, taken as a whole;

(xiv)       each Contract relating to the formation, creation, operation, management or control of any joint venture or partnership;

(xv)       each Contract requiring payment by the Company in the last 24 months which provides for the development or acquisition of Intellectual Property that is material to the Company or any of its Subsidiaries, either by or for the Company or any of its Subsidiaries (independently or jointly), other than employee invention assignment agreements and consulting agreements on the standard form of agreement of the Company or any of its Subsidiaries;

(xvi)      each Contract (or group of related Contracts with the same counterparty or any Affiliate thereof) that (A) requires by its terms or is reasonably expected to require by its terms the payment or delivery of cash or other consideration by the Company or any of its Subsidiaries in an amount having an expected value in excess of $500,000 in the last 12 months, or in any fiscal year thereafter or (B) providing for revenue in excess of $500,000 in the last 12 months, or any fiscal year thereafter;

(xvii)     each Contract providing for any interest rate, derivatives or hedging transaction involving potential payments by the Company or any of its Subsidiaries;

(xviii)     each Contract with a Governmental Entity;

(xix)      each Contract that results in any Person holding a power of attorney from the Company or any of its Subsidiaries (other than statutory powers of attorney or powers of attorney to employees in its area of business or to legal and tax advisors in the ordinary course of business); and

(xx)        each Contract evidencing an Affiliate Transaction.

For the purposes of this Agreement, “Company Material Contracts” means, collectively, (a) the Contracts required to be set forth on Section 3.18(a) of the Company Disclosure Letter and (b) any Company Benefit Plans described in the foregoing clauses of this Section 3.18(a) (such Company Benefit Plans not to be required to be set forth on Section 3.18(a) of the Company Disclosure Letter).

(b)         The Company has made available to Parent a true and complete copy of each Company Material Contract.

(c)        The Company or the applicable Subsidiary thereof has performed all obligations required to be performed by it under each Company Material Contract, and neither the Company nor any Subsidiary of the Company is (with or without notice or lapse of time, or both) in breach of or default under any Company Material Contract.  To the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach of or in default under any Company Material Contract.  Each Company Material Contract is a legal, valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect and enforceable by the Company or the applicable Subsidiary thereof and, to the Knowledge of the Company, of each other party thereto, in accordance with its terms, subject to the Bankruptcy and Equity Exception.  Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries has received communication of any violation of, or a failure to comply with, any term or requirement of any Company Material Contract.

3.19       Brokers and Finders.  Except for the Company Financial Advisor, none of the Company, any of its Subsidiaries or any of their respective officers or directors on behalf of the Company or such Subsidiary has employed any financial advisor, investment banker, broker, agent or finder or has incurred any liability for any financial advisor, investment banker, broker, agent, or finder in connection with any of the Transactions for any fee or any commission payable in connection with or upon consummation of any of the Transactions.

3.20      No Rights Agreement; Anti-Takeover Provisions.  As of the date hereof, the Company is not party to a shareholder rights agreement, “poison pill” or similar anti‑takeover agreement or plan.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.4, no Takeover Laws apply to the Company with respect to the Transactions.  The Company Board has taken all necessary actions so that any restrictions on business combinations in the Articles of Incorporation and Bylaws are not applicable to this Agreement and the Transactions, including the Merger.

3.21       Data Privacy and Security.

(a)         The Company and each of its Subsidiaries have, at all times, materially complied with each Privacy Legal Requirement.  The Company and each of its Subsidiaries has adopted Privacy Policies and materially complied with such Privacy Policies.  True, correct and complete copies of all written Privacy Policies have been made available to Parent.

(b)        With respect to all Personal Data gathered or accessed in the course of the operation of the businesses of the Company or any of its Subsidiaries, the Company and each such Subsidiary have taken reasonable measures designed to protect such data against loss, theft, unauthorized access, unauthorized disclosure or unlawful Processing, or other misuse.  To the Knowledge of the Company, the Company has resolved or taken commercially reasonable steps to mitigate material security vulnerabilities and risks relating to privacy, cybersecurity, or data protection.

(c)          Since January 1, 2021, there have not been any material Security Incidents or material breaches involving the Company, its Subsidiaries, agents, or employees or, to the Knowledge of the Company, any of its or their respective contractors relating to any Personal Data in its possession or control.  There have not been any material incidents of or third-party claims alleging any failure, Security Incidents, or any unauthorized intrusions or breaches, of security with respect to the information technology systems owned or controlled by the Company or any of its Subsidiaries.

(d)        The Company and its Subsidiaries routinely engage in due diligence of vendors and business partners, including the adequacy of their written information security programs, before allowing them to access, receive or Process Sensitive Data, and impose contractual obligations and duties under Privacy Legal Requirements regarding Sensitive Data.

(e)       Since January 1, 2021, the Company and its Subsidiaries have not been the subject of any audit, investigation, enforcement action (including any fines or other sanctions) or other Action relating to, any actual, alleged or suspected Security Incident or violation of any of the Privacy Legal Requirements, the Privacy Agreements or otherwise by any Person, including the U.S. Federal Trade Commission, any similar foreign bodies, or any other Governmental Entity.

(f)         To the Knowledge of the Company, neither the execution, delivery or performance of this Agreement nor the consummation of any of the Transactions will violate any Privacy Legal Requirements or otherwise prohibit, or require the delivery of any notice to or obtaining consent from any Person for, the transfer of Sensitive Data to Merger Sub.

3.22      Affiliate Transactions.  Except for Contracts that are solely among the Company and its Subsidiaries or that relate solely to director or employee compensation or benefits in the ordinary course of business, no (x) officer or director of the Company or any of its Subsidiaries, or (y) to the Knowledge of the Company, Affiliate of the Company or any of such Affiliate’s Subsidiaries, or officer or director of such Affiliate, (a) is a party to any Contract with the Company or any of its Subsidiaries or has any interest in any property or asset of the Company or any of its Subsidiaries or (b) to the Knowledge of the Company, beneficially owns a controlling equity interest in a party of the type described in clause (a) above, in the case of each of clauses (a) and (b), that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act and that have not been disclosed in the Recent Company SEC Documents (any Contract or transaction contemplated by this clause (a) or (b) of this Section 3.22, an “Affiliate Transaction”).

3.23       Nasdaq; No Other Listing.  The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Common Stock on Nasdaq, including all applicable corporate governance rules and regulations.  The Company Common Stock is not listed on any stock exchange other than Nasdaq.

3.24       No Other Representations and Warranties; Non-Reliance.

(a)       Except for the representations and warranties contained in this Article III, in any certificate to be delivered to be delivered by the Company or any of its Subsidiaries pursuant to this Agreement or in any other Transaction Document, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates, and the Company hereby expressly disclaims any such other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives.  Without limiting the generality of the foregoing, neither the Company nor any other Person makes any express or implied representation or warranty on behalf of the Company or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore delivered to or made available to Parent, Merger Sub or any of their respective Representatives or Affiliates, in each case, unless any such information is expressly included in a representation or warranty contained in this Article III, in any certificate to be delivered by the Company or any of its Subsidiaries pursuant to this Agreement or in any other Transaction Document.

(b)         The Company expressly disclaims that it is relying upon or has relied upon any representations or warranties that may have been made by, on behalf of or with respect to Parent or Merger Sub (other than the representations and warranties expressly set forth in Article IV or in the certificate to be delivered pursuant to Section 6.3(c) or in any other Transaction Document), and acknowledges and agrees that Parent and Merger Sub have expressly disclaimed and do hereby expressly disclaim any other representation made by, on behalf of or with respect to Parent, Merger Sub or any other Person, except as set expressly forth in Article IV or in the certificate to be delivered pursuant to Section 6.3(c) or in any other Transaction Document.

IV.  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub each hereby represent and warrant to the Company that:

4.1       Organization, Good Standing and Qualification.  Each of Parent and Merger Sub (a) is duly organized and validly existing under the Laws of the jurisdiction of its organization, (b) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, (c) is in good standing (or equivalent status) in the jurisdiction of its organization (to the extent such concept is recognized in the jurisdiction of its organization), and (d) is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business as presently conducted requires such qualification, except in the case of each of the foregoing clauses (b), (c) and (d) where any such failure to be so qualified or in good standing as a foreign corporation or to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Parent has made available to the Company true, complete and correct copies of the articles of incorporation and bylaws of Merger Sub, each as amended through the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement.  Neither Parent nor Merger Sub is in violation of any provision of the articles of incorporation and bylaws of Merger Sub in any material respect.  Parent owns beneficially and of record all of the outstanding shares of capital stock of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation or pursuant to the Transactions and has not engaged in any other business activities other than those relating to the Transactions or those incident to its formation.

4.2         Corporate Authority; Approvals.

(a)         Each of Parent and Merger Sub has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party, and to consummate the Transactions, subject, in the case of Merger Sub, to the receipt of the approval of Parent as the sole shareholder of Merger Sub, which will take place after the execution of this Agreement, and, with respect to the Merger, the filing of the Certificate of Merger.

(b)       Parent Board has (i) approved this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, and (ii) determined that this Agreement and the Transactions are advisable and in the best interests of Parent and its stockholders.

(c)        Merger Sub Board has (i) approved this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (ii) determined that this Agreement and the Transactions are advisable and in the best interests of Merger Sub and Parent (as the sole shareholder of Merger Sub), and (iii) resolved to recommend that Parent (as the sole shareholder of Merger Sub) adopt this Agreement in accordance with the GBCC.

(d)         This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, constitutes the legal, valid and binding agreement of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.3         Governmental Filings; No Violations.

(a)         Except for the Required Governmental Approvals, assuming the accuracy of Section 3.4, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation of the Transactions, except those that the failure to make or obtain, as the case may be, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the respective articles of incorporation and bylaws or comparable organizational documents of Parent or Merger Sub, (ii) a breach or violation of any Law applicable to Parent or Merger Sub (assuming the Required Governmental Approvals are obtained), or (iii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the acceleration of any of their respective obligations under, or the creation of a Lien on any of the assets of Parent or Merger Sub pursuant to, any Contract binding upon Parent or Merger Sub, other than, in the case of the preceding clauses (ii) or (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4        Ownership of Equity of the Company.  None of Parent, Merger Sub or any of their respective Subsidiaries is, and at no time during the last three years has Parent, Merger Sub or any of their respective Subsidiaries been, an “interested shareholder” of the Company as defined in Section 14-2-1110 of the GBCC.  None of Parent, Merger Sub or any of their respective Subsidiaries owns (directly or indirectly, beneficially or of record), or is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company (other than as contemplated by this Agreement).

4.5        Litigation.  As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened, against Parent, Merger Sub or any other Subsidiary of Parent, or any director or officer of any of the foregoing that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.6         Financing.

(a)        Parent has delivered to the Company true, complete and correct fully executed copy of the Debt Commitment Letter.  Parent has also delivered to the Company true, complete and correct copies of any fee letter associated with the Debt Commitment Letter (the “Fee Letters”), subject, in the case of each such Fee Letter, to redaction solely of pricing, other economic terms, fee amounts, “market flex” provisions or other commercially sensitive terms set forth therein that are customarily redacted in transactions of this type, none of which redactions covers terms that could (A) reduce the amount of the Debt Financing below the amount required to satisfy the Financing Uses

(after taking into account all other available sources of funds) or (B) impose any new condition precedent to the receipt of the Debt Financing or otherwise adversely amend, modify or expand the conditions precedent to the Debt Financing as set forth in the Debt Commitment Letter, in each case, in a manner that would reasonably be expected to materially impede, prevent or materially delay the Closing (the foregoing clauses (A) or (B), collectively, a “Debt Financing Adverse Impact”).

(b)       As of the date of this Agreement, (i) the Debt Commitment Letter in the form delivered to the Company has not been amended, supplemented or modified, (ii) no such amendment, supplement or modification is contemplated by Parent or, to the Knowledge of Parent, by the other parties thereto (other than to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letter as of the date of this Agreement or to give effect to any “market flex” provisions in the Fee Letters), (iii) the respective commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, reduced or rescinded in any material respect and, to the Knowledge of the Parent, no such withdrawal, termination, reduction or rescission is contemplated and (iv) there are no side letters or Contracts to which Parent is a party or other written arrangements of any kind, in each case, related to the funding of the Debt Financing that would have a Debt Financing Adverse Impact, other than as expressly set forth in the Debt Commitment Letter and (subject to Section 4.6(a) above) Fee Letters and delivered to the Company on or prior to the date hereof.

(c)        Parent and Merger Sub, as applicable, have fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter that are due and payable on or prior to the date hereof pursuant to the terms of the Debt Commitment Letter.

(d)         As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent, and, to the Knowledge of Parent, each of the other parties thereto, except, in each case, as such enforceability may be limited by the Bankruptcy and Equity Exception.  As of the date of this Agreement, there are no conditions precedent to the funding of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter or (subject to clause (a) above) the Fee Letters.  As of the date of this Agreement, Parent has no Knowledge that any event has occurred which, with or without notice, lapse of time or both, would (i) constitute a default or breach on the part of Parent or Merger Sub or any other party thereto under the Debt Commitment Letter that would reasonably be expected to materially impede, prevent or materially delay the Closing or (ii) reasonably be expected to constitute a failure to satisfy a condition precedent to the Debt Financing.

(e)        As of the date of this Agreement, assuming the satisfaction or waiver of the conditions set forth in Article VI, Parent has no reason to believe that any of the conditions precedent to the Debt Financing contemplated by the Debt Commitment Letter will not be satisfied or that the Debt Financing will not be available to Parent and/or Merger Sub on the Closing Date in an amount (together with other available sources of funds) sufficient to satisfy the Financing Uses.  Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of “market flex,” including original issue discount flex provided under the Debt Commitment Letter and any related Fee Letter), Parent and Merger Sub will have at the Closing funds sufficient to, when taken together with any other available sources of financing (including cash on hand of Parent and Merger Sub), (i) pay the aggregate Merger Consideration and the other payments contemplated by this Agreement, (ii) pay any and all fees and expenses required to be paid at Closing by Parent and Merger Sub in connection with the Transactions and the Debt Financing, (iii) prepay or repay any outstanding Indebtedness of the Company or its Subsidiaries required to be prepaid or repaid at the Closing, and (iv) make all of the other payments required to be made at Closing by Parent and Merger Sub hereunder in connection with the Transactions (the foregoing clauses (i) through (iv), the “Financing Uses”).

(f)          The obligations of Parent and Merger Sub to consummate the Transactions on the terms contemplated by this Agreement are not in any way contingent upon or otherwise subject to Parent’s consummation of any financing arrangement, Parent or any of its Affiliates obtaining any financing (including the Debt Financing or any Alternative Financing) or the availability, grant, provision or extension of any financing to Parent or any of its Affiliates (including the Debt Financing or any Alternative Financing).

4.7        Sufficiency of Funds.  Neither Parent nor Merger Sub is entering into this Agreement or the Debt Commitment Letter with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries.  Subject to the satisfaction or waiver of the conditions to the obligations of Parent and Merger Sub to consummate the Transactions, Parent will, at the Closing, have cash on hand sufficient to satisfy its obligations as of the Effective Time under this Agreement.

4.8        Information Supplied.  None of the information supplied or to be supplied by Parent or Merger Sub in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company Shareholders or at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing sentence, neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by the Company, any of its Affiliates or any of their respective Representatives for inclusion or incorporation in the Proxy Statement.

4.9         Brokers and Finders.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

4.10       No Other Representations and Warranties; Non-Reliance.

(a)         Except for the representations and warranties contained in this Article IV, in the certificate to be delivered pursuant to Section 6.3(c) or in any other Transaction

Document, none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their respective Affiliates, and Parent and Merger Sub hereby expressly disclaim any such other representations or warranties, whether made by Parent, Merger Sub or any of their respective Affiliates or Representatives.

(b)         Each of Parent and Merger Sub expressly disclaims that it is relying upon or has relied upon any representations or warranties that may have been made by or with respect to the Company (other than the representations and warranties set forth in Article III, in any certificate to be delivered pursuant to this Agreement or in any other Transaction Document), and acknowledges and agrees that the Company has expressly disclaimed and does hereby expressly disclaim any other representation made by the Company or any other Person, except as set forth in Article III, in any certificate to be delivered pursuant to this Agreement or in any other Transaction Document.

V.  COVENANTS

5.1         Interim Operations.

(a)         During the period commencing on the date of this Agreement and ending on the earlier of the Effective Time and the termination of this Agreement pursuant to Article VII (the “Pre-Closing Period”), except (i) as required, expressly permitted or otherwise expressly contemplated under this Agreement or the other Transaction Documents or as required by applicable Law, (ii) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), or (iii) as set forth in Section 5.1(a) of the Company Disclosure Letter, the Company will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to (A) conduct its and each of its Subsidiaries’ business and operations in the ordinary course in a manner consistent with past practice, (B) keep available the services of the current directors, officers, employees, key service providers and consultants of the Company and each of its Subsidiaries and (C) preserve the goodwill and current relationships of the Company and each of its Subsidiaries with material customers, suppliers and other Persons with which the Company or any of its Subsidiaries has business relations.

(b)         Without limiting the generality of Section 5.1(a), during the Pre-Closing Period, except (x) as required, expressly permitted or otherwise expressly contemplated under this Agreement or the other Transaction Documents or as required by applicable Law, (y) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), or (z) as set forth in Section 5.1(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries will:

(i)          (A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any shares of capital stock or other equity interests, except for dividends declared prior to the date of this Agreement or paid by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, or (B) repurchase, redeem or otherwise reacquire, directly or indirectly, any shares of capital stock or other equity or voting interests or any rights, warrants or options to acquire any shares of capital stock or other equity or voting interests, other than to satisfy the exercise price and/or Tax obligations with respect to Company Equity Awards upon exercise, vesting, or settlement, in each case, in accordance with the applicable Company Equity Plan;

(ii)        adjust, split, combine, subdivide, recapitalize, reclassify or otherwise amend the terms of any shares of Company Common Stock or other equity or voting interests;

(iii)        sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by any the Company or any of its Subsidiaries (other than pursuant to agreements in effect as of the date of this Agreement and made available to Parent and except for transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company) of (A) any capital stock or other equity interest of the Company or any of its Subsidiaries, (B) any option, call, warrant, restricted securities or right to acquire any capital stock or other equity interest of the Company or any of its Subsidiaries (other than pursuant to the Company Equity Plans in the ordinary course of business) or (C) any instrument convertible into or exchangeable for any capital stock or other equity interest of the Company or any of its Subsidiaries  (except pursuant to the exercise, vesting or settlement of Company Equity Awards outstanding as of the date hereof in accordance with the terms governing such Company Equity Awards);

(iv)         except as required by Company Benefit Plans in effect as of the date of this Agreement, (A) increase the compensation or other benefits payable or that could become payable by the Company or any of its Subsidiaries or provided to the Company’s directors, officers or employees, (B) enter into any change of control, severance or retention agreement with any employee of the Company (except for severance agreements entered into with employees in the ordinary course of business in connection with terminations of employment), or (C) establish, adopt, enter into or amend any Company Benefit Plan, take any action to accelerate rights under any Company Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement or make any contribution to any Company Benefit Plan, other than contributions required by Law, the terms of such Company Benefits Plans as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice, except as would not result in a material increase in cost to the Company;

(v)       make any capital expenditures or incur any obligations or liabilities in respect thereof that exceed the amount of capital expenditures contemplated by the Company’s existing capital budget, a copy of which has been made available to Parent;

(vi)      amend or modify the Articles of Incorporation or the Bylaws (or the comparable organizational documents of any of the Company’s Subsidiaries);

(vii)      repurchase, prepay, create or incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise become liable or responsible for (whether directly, contingently or otherwise) the obligations any Person for borrowed money, except in the ordinary course of business consistent with past practice;

(viii)      enter into any Contract that would, if entered into prior to the date hereof, be a Company Material Contract, or modify, amend, extend or voluntarily terminate (other than non-renewals occurring in the ordinary course of business) any Company Material Contract, or waive, release or assign any rights or claims thereunder;

(ix)         enter into any new line of business or discontinue or change any existing line of business;

(x)         compromise, waive, discharge, settle or satisfy any Action involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $100,000 individually or $500,000 in the aggregate, other than (A) any Action brought against Parent or Merger Sub arising out of breach of this Agreement by Parent or Merger Sub and (B) the settlement of claims, liabilities or obligations adequately reserved against on the Company Balance Sheet, provided, that, neither the Company nor any of its Subsidiaries shall settle or agree to settle any Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(xi)        change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or applicable Law;

(xii)      (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement or otherwise in connection with the Transactions), (B) adopt or implement any shareholder rights plan or similar arrangement, (C) acquire (by merging or consolidating with, by purchasing any equity interest in or portion of the assets of, or by any other manner) any equity interest in a Person, or (D) acquire, transfer, lease, license, sell, mortgage, pledge, abandon, allow to lapse, fail to prosecute or maintain in full force and effect, dispose of or encumber (other than Permitted Liens) any assets, other than, in the case of this clause (D), acquisitions or dispositions of materials and inventory, sales or leases of inventory and grants of non-exclusive licenses of, or covenants with respect to, Intellectual Property (excluding abandoned Registered Intellectual Property that the Company considers obsolete or not material to its business as currently conducted or presently contemplated to be conducted in its business judgment), in each case, in the ordinary course of business;

(xiii)       sell, dispose of, transfer, assign, encumber, pledge, abandon, dedicate to the public, fail to maintain, or allow to lapse, in whole or in part, any Company-Owned IP (excluding abandoned Registered Intellectual Property that the Company considers obsolete or not material to its business as currently conducted or presently contemplated to be conducted in its business judgment);

(xiv)    grant to any other Person any license, or enter into any release, immunity or covenant not to sue with respect to any Company-Owned IP (other than the grant of non-exclusive licenses entered into in the ordinary course of business);

(xv)        (A) make, rescind or change any material Tax election or settle or compromise any material Tax liability or Action, (B) change its taxable year, (C) change any material method of accounting for Tax purposes, (D) amend any material Tax Return, or (E) enter into any closing agreement or other agreement with any tax authority, except, in each case, as required by applicable Law;

(xvi)      enter into any collective bargaining agreement or other labor-related agreement or arrangement with any labor union or other employee association, or recognize or certify any labor union or other employee association as the bargaining representative for the employees of the Company or any of its Subsidiaries, in all cases, except as required by applicable Law;

(xvii)    terminate, amend or modify in any material respect, or fail to exercise renewal rights with respect to, any Insurance Arrangements;

(xviii)     enter into any Contract with a Sanctioned Person in violation of Sanctions;

(xix)       enter into any Affiliate Transaction or enter into any Contract contemplating or relating to an Affiliate Transaction;

(xx)        make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) extensions of credit to customers pursuant to the terms of a Contract entered into prior to the date of this Agreement and made available to Parent, (B) advances to directors, officers and other employees for reasonable and documented out-of-pocket travel and other business-related expenses, in each case in the ordinary course of business and in compliance with the Company’s policies related thereto, or (C) loans, advances or capital contributions to, or investments in, direct or indirect wholly owned Subsidiaries of the Company;

(xxi)       adversely amend, modify or fail to renew or otherwise maintain any Company Permits;

(xxii)     commence or terminate the employment of any employee of the Company or any of its Subsidiaries (except for employees earning less than $200,000 in total annual base salary); or

(xxiii)     authorize, commit or agree to do any of the foregoing.

(c)        The Company may request prior written consent from Parent (such consent not to be unreasonably withheld, conditioned or delayed) with respect to the actions proscribed in this Section 5.1 by delivering notice pursuant to Section 8.7.

(d)         The Company, on the one hand, and Parent and Merger Sub, on the other hand, acknowledge and agree that (i) nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time, (ii) prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ operations, and (iii) notwithstanding anything to the contrary in this Agreement, no consent of Parent will be required with respect to any matter set forth in this Section 5.1 to the extent the requirement of such consent would be a violation of applicable Law.

5.2         No Solicitation by the Company.

(a)       Except as expressly permitted by this Section 5.2, the Company will, and will cause each of its Subsidiaries and direct each of its Representatives, from and after the date hereof, to: (i) immediately cease any solicitation, knowing encouragement, discussions or negotiations with any Persons (other than Parent, Merger Sub or their respective Affiliates and Representatives) (such Persons, “Third Parties”) with respect to a Company Takeover Proposal and disregard all requests made by or on behalf of any Third Party for non-public information in connection with a Company Takeover Proposal and (ii) not, directly or indirectly through another Person, including any of their respective Affiliates or Representatives, (A) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal (it being understood and agreed that ministerial acts, such as answering unsolicited phone calls, that are not otherwise prohibited by this Section 5.2 will not be deemed to constitute a violation of this Section 5.2), (B) knowingly facilitate any Company Takeover Proposal or engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, a Company Takeover Proposal, except to notify such Third Party of the existence of the restrictions in, and the Company’s obligations pursuant to, this Section 5.2, (C) approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, agreement or agreement in principle, merger agreement or other similar Contract with respect to a Company Takeover Proposal, (D) grant any waiver, amendment, termination or release under any standstill or confidentiality agreement, or (E) furnish or otherwise provide access to any non-public information regarding the Company or any of its Subsidiaries to any Third Party in connection with or in response to a Company Takeover Proposal.

(b)        Notwithstanding anything to the contrary contained in Section 5.2(a), if at any time following the date of this Agreement and prior to obtaining the Company

Shareholder Approval, the Company receives a Company Takeover Proposal from any Third Party or group of Third Parties, which Company Takeover Proposal did not result from any breach of this Section 5.2, the Company and its Representatives may, solely to the extent that the Company Board or any duly authorized committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action, in light of the Company Takeover Proposal and the terms of this Agreement, would be inconsistent with the Company Board’s fiduciary duties under applicable Law of the State of Georgia, and that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, (i) furnish, following execution of an Acceptable Confidentiality Agreement with such Third Party and such Third Party’s Representatives and potential sources of financing, information (including non-public information) with respect to the Company and its Subsidiaries to such Third Party or group of Third Parties who has made such Company Takeover Proposal (provided, that the Company will, promptly following such disclosure (and in any event, within 36 hours after such disclosure), provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is made available to such Person to the extent not previously provided to Parent or its Representatives) and (ii) engage in or otherwise participate in discussions or negotiations with the Third Party or group of Third Parties making such Company Takeover Proposal.

(c)        Without limiting the foregoing, including Section 5.2(b), from and after the date of this Agreement, the Company will inform Parent promptly of, and in any event within 36 hours of the Company, any of its Subsidiaries or any of their Representatives becoming aware of, any request, proposal or offer received with respect to, or reasonably expected to lead to, any Company Takeover Proposal (indicating the identity of the Third-Party involved and the material terms of any such Company Takeover Proposal).  In the event that any Third Party modifies its Company Takeover Proposal in any material respect, the Company will notify Parent within 36 hours of such material modification (and the material terms thereof).  The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof other than an Acceptable Confidentiality Agreement.  The Company will provide Parent with 36 hours’ prior written notice (or such lesser prior written notice as is provided to the members of the Company Board (or a duly authorized committee thereof)) of any meeting of the Company Board (or a duly authorized committee thereof) at which the Company Board (or any such committee) is expected to consider any Company Takeover Proposal or request for non-public information in connection with a Company Takeover Proposal.

(d)        Except as expressly permitted by this Section 5.2(d) or Section 5.2(e), neither the Company Board nor any duly authorized committee thereof will (i) (A) fail to include the Company Board Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (C) take, or agree to take, any action by board resolution or make any recommendation or public statement in connection with a Company Takeover Proposal, including any tender offer or exchange offer, other than a recommendation against such offer or a customary “stop, look and listen” communication, or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the Company

Shareholders, a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) enter into, authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, merger agreement or other similar Contract with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.2(b)) (each, a “Company Acquisition Agreement”), (iii) take any action pursuant to Section 7.1(d)(i), or (iv) resolve or agree to take any action set forth in any of the foregoing clauses of this sentence.  Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Shareholder Approval is obtained, the Company Board may effect a Company Adverse Recommendation Change and/or the Company may terminate this Agreement and enter into a Company Acquisition Agreement pursuant to Section 7.1(d)(i) solely to the extent and if and only if, prior to taking such action: (1) the Company has received after the date of this Agreement a Company Takeover Proposal that did not result from a breach of this Agreement and such Company Takeover Proposal has not been withdrawn, and (2) the Company Board or any duly authorized committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (I) failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law of the State of Georgia and (II) such Company Takeover Proposal constitutes a Company Superior Proposal; provided, however, that (w) the Company shall have given Parent at least three Business Days’ prior written notice of its intention to take such action as a result of a Company Superior Proposal that did not result from a breach of this Agreement (which such notice indicates the identity of the Third Party involved and the material terms of any such Company Superior Proposal and attaches the most current version of any written offer or proposed Contract relating thereto and, if the Company proposes to terminate this Agreement in accordance with Section 7.1(d)(i), a copy of the proposed Company Acquisition Agreement to the extent such copy is or becomes available), (x) to the extent Parent wishes to negotiate, the Company shall have negotiated, and shall have caused its Representatives, including its financial and legal advisors, to negotiate, in good faith with Parent during such notice period to enable Parent to propose in writing an offer binding on Parent to effect revisions to this Agreement intended to cause such Company Takeover Proposal to no longer constitute a Company Superior Proposal, (y) following the end of such notice period, the Company Board or any duly authorized committee thereof will have considered in good faith any such binding offer, and will have determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Takeover Proposal continues to constitute a Company Superior Proposal if the revisions proposed in such binding offer were to be given effect and that the failure to make a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under applicable Law of the State of Georgia, and (z) in the event of any material change to the terms of such Company Superior Proposal, the Company will be required to, in each case, again comply with this Section 5.2(d) and will be required to deliver to Parent an additional notice consistent with that described above and the notice period will recommence (except that the notice period will be at least two Business Days rather than the three Business Days otherwise contemplated above).

(e)         Prior to the time the Company Shareholder Approval is obtained, the Company Board may effect a Company Adverse Recommendation Change of the type described in Section 5.2(d)(i)(B) if and only if: (i) the Company Board or any duly authorized committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law of the State of Georgia; (ii) such action is not in response to the receipt, existence of or terms of a Company Takeover Proposal or a Company Superior Proposal or any inquiry related thereto or the consequences thereof (which, in each case, is governed by Section 5.2(d)); (iii) such action is in response to a material positive Effect on the business, assets, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, that (A) was or is not known or reasonably foreseeable and, if known or reasonably foreseeable, the consequences of which were or are not known or reasonably foreseeable to the Company Board as of the date hereof but becomes known to the Company Board prior to the time of the Company Shareholder Approval and (B) does not relate to (1) any Company Takeover Proposal, (2) the announcement (whether or not authorized by the Parties), including any pre-signing reports in the press or otherwise, reporting on a potential transaction between the Company and Parent or otherwise relating to the acquisition of the company, (3) the pendency of this Agreement or the Transactions or (4) any change in the trading price or trading volume of shares of Company Common Stock or any change in the Company’s credit rating (such Effect, the “Intervening Event”); and (iv) prior to taking such action, (A) the Company Board has given Parent at least five Business Days’ prior written notice of its intention to take such action absent any revision to the terms and conditions of this Agreement, which notice will describe the Intervening Event and the basis for such intended Company Adverse Recommendation Change in reasonable detail, (B) to the extent Parent wishes to so negotiate an amendment or amendments to the terms and conditions of this Agreement, the Company has negotiated, and has caused its Representatives, including its legal and financial advisors, to negotiate, in good faith with Parent during such notice period after giving any such notice to enable Parent to propose in writing an offer binding on Parent to effect such amendment or amendments, and (C) at the end of such notice period, the Company Board or any duly authorized committee thereof will have considered in good faith any such binding offer, and will have determined, after taking into account such binding offer and based on the information then available and after consultation with its financial advisors and outside legal counsel, that failure to make such Company Adverse Recommendation Change due to the Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law of the State of the Georgia.

(f)       Nothing contained in this Section 5.2 or in Section 5.7 will prohibit the Company or the Company Board from (i) (A) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (B) making any other disclosure to the Company Shareholders if, in the Company Board’s determination in good faith after consultation with outside counsel, such disclosure is required under applicable Law (provided, that a disclosure pursuant to the foregoing clause (i)(A) will be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly affirms the Company Board

Recommendation in such disclosure), (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, (iii) electing to take no position with respect to a Company Takeover Proposal until the close of business as of the tenth Business Day after the commencement of a tender offer in connection with such Company Takeover Proposal pursuant to Rule 14d-9(f) under the Exchange Act so long as such Company Takeover Proposal remains under the Company Board’s good faith consideration, or (iv) disclosing to the Company Shareholders that the Company Board or a duly authorized committee thereof has determined that a Company Takeover Proposal constitutes a Company Superior Proposal (provided, that (x) a disclosure pursuant to this clause (iv) will be a Company Adverse Recommendation Change unless the Company Board publicly reaffirms the Company Board Recommendation in such disclosure and (y) the Company Board or a duly authorized committee thereof has determined in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure to the Company Shareholders would be inconsistent with the fiduciary duties of the Company Board under applicable Law of the State of Georgia).  Notwithstanding the foregoing, this Section 5.2(f) shall not be deemed to permit the Company or the Company Board or a duly authorized committee thereof to make a Company Adverse Recommendation Change or to take any of the actions otherwise restricted by Section 5.2 unless and solely to the extent expressly permitted by Section 5.2(d) or Section 5.2(e).

(g)         From and after the date hereof, the Company will promptly instruct each Third Party that has executed a confidentiality agreement prior to the date of this Agreement in connection with such Third Party’s consideration of an acquisition of the Company to return or destroy all confidential information furnished to such Third Party prior to the date of this Agreement by or on behalf of the Company or any of its Representatives, and the Company will immediately terminate all physical and electronic data room access for any such Third Party and any of its Representatives to diligence or other information regarding the Company or any of its Subsidiaries. The Company may waive the standstill provisions of any such agreement if and solely to the extent that the Company Board has determined, after consultation with its financial advisors and outside legal counsel, that the failure to do so would be inconsistent with the Company Board’s fiduciary duties under applicable Law of the State of Georgia; provided, that, in the event of such a waiver, the Company shall promptly (and, in any event, within 24 hours) notify Parent of such waiver, including the identity of the Third Party that is party to such confidentiality agreement and the circumstances, in reasonable detail, giving rise to the inconsistency with the Company Board’s fiduciary duties under applicable Law of the State of Georgia. The Company shall not, except to the extent required by applicable Law, take any action to approve any transaction as a result of which a Third Party may become an “interested shareholder” as defined in Section 14-2-1110 of the GBCC.

5.3         Preparation of Proxy Statement.

(a)         As promptly as reasonably practicable after the date of this Agreement, and in any event, within 30 calendar days after the date of this Agreement (unless otherwise agreed to by Parent), the Company will prepare and cause to be filed with the SEC a proxy statement in preliminary form relating to the Shareholders’ Meeting (such proxy statement, including any amendment or supplement thereto, including the definitive proxy statement, the “Proxy Statement”).  The Company will use reasonable best efforts to cause the Proxy Statement to comply in all material respects with the requirements of the Exchange Act, the SEC and Nasdaq and, in each case, the rules and regulations thereunder, and other applicable Law.  Parent, Merger Sub and the Company will reasonably cooperate with one another in connection with the preparation of the Proxy Statement.  Parent will furnish all information concerning Parent, Merger Sub and their respective Affiliates as the Company or its Representatives may reasonably request in connection with the preparation of the Proxy Statement and as is required under applicable Law.  Parent and the Company will each use reasonable best efforts to have the SEC confirm that it has no comments on the Proxy Statement as promptly as reasonably practicable after such filing.  The Company will use reasonable best efforts to cause the Proxy Statement to be mailed or otherwise provided, as permitted by the SEC or applicable Law, to the Company Shareholders as promptly as reasonably practicable after the date on which the SEC confirms that it does not plan to review, or that it has no further comments on, the Proxy Statement.

(b)         The Company will, as promptly as reasonably practicable, (i) notify Parent of (A) the receipt of any comments (written or oral) from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy Statement or the Transactions and (B) any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information with respect thereto and (ii) supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Transactions.  Prior to the filing of the Proxy Statement (or any amendment or supplement thereto), any dissemination thereof to the Company Shareholders, or responding to any comments from the SEC with respect to the Proxy Statement or the Transactions or any other correspondence with the SEC related thereto, the Company will provide Parent and its counsel with a reasonable opportunity to review and comment on the Proxy Statement (or any amendment or supplement thereto) or any other Company Disclosure Documents, or any proposed correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Transactions and will give reasonable and good faith consideration to any timely comments thereon made by Parent or its Representatives.  The Company will permit Parent and its outside counsel to have a reasonable opportunity to participate in all communications, if any, with the SEC, Nasdaq or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the Transactions.

(c)         Parent and the Company will each use reasonable best efforts to respond as promptly as reasonably practicable to any (written or oral) comments of the SEC with respect to the Proxy Statement or the Transactions.  Except with respect to any disclosure or communication that relates to a Company Takeover Proposal or a Company Adverse Recommendation Change, the Company will provide Parent a reasonable opportunity to review and comment on the Proxy Statement and any amendment or supplement thereto or any substantive response to comments received from the SEC in respect thereof

(including the proposed final version of such document or response), in each case, prior to the filing thereof with the SEC or the dissemination thereof to the Company Shareholders, and will give reasonable and good faith consideration to any comments thereon made by Parent or its counsel.  The Company will not include in the Proxy Statement any information with respect to Parent, Merger Sub or their respective Affiliates, unless the form and content thereof have been consented to in writing by Parent prior to such inclusion.  The Proxy Statement will include (i) unless the Company Board has effected a Company Adverse Recommendation Change in compliance with this Agreement, including Section 5.2, the Company Board Recommendation, (ii) the Fairness Opinion of the Company’s Financial Advisors, (iii) the notice of the Shareholders’ Meeting and (iv) the notice and other information required by the GBCC.  The Proxy Statement will not, without the prior written consent of Parent, submit for approval or consideration at the Shareholders’ Meeting any proposal other than (A) the proposal for the Company Shareholder Approval; (B) a nonbinding, advisory vote regarding the compensation that may be paid or may become payable to the Company’s “named executive officers” in connection with, or following, the consummation of the Merger; and (C) a customary proposal regarding postponement or adjournment of the Shareholders’ Meeting.

(d)         Until the Company Shareholder Approval is obtained, if any information relating to the Company, Parent or Merger Sub or any of their respective Affiliates, directors or officers, is discovered by the Company, Parent or Merger Sub that should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information will promptly notify the other Parties.  After providing Parent and Merger Sub and their counsel reasonable opportunity to review such information and considering in good faith any comments from Parent or Merger Sub or their counsel, the Company will promptly prepare and file with the SEC an appropriate amendment or supplement to the Proxy Statement and, to the extent required by applicable federal securities Laws, disseminate such amendment or supplement to the Company Shareholders as of the record date established for the Shareholders’ Meeting.

(e)        The Company will use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Company Shareholder Approval to be received at the Shareholders’ Meeting or any adjournment or postponement thereof.

(f)         The Company agrees that all Company Disclosure Documents when filed, furnished or distributed or disseminated, as applicable, after the date hereof will comply with the applicable requirements of the Securities Act, the Exchange Act, the SEC, Nasdaq and, in each case, the rules and regulations promulgated thereunder.  The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents and at the time of any distribution or dissemination thereof (and, with respect to the Proxy Statement, including, for the avoidance of doubt, the date it is mailed to the Company Shareholders and the time of the Shareholders’ Meeting) and at the time of the consummation of the Transactions, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders’ Meeting that has become false or misleading.

5.4         Shareholders’ Meeting.

(a)       Subject to Section 5.2, the Company will take all actions in accordance with applicable Law (including the GBCC), the Articles of Incorporation, the Bylaws and the rules of Nasdaq to duly call, give notice of, convene and hold a special meeting of the Company Shareholders for the purpose of considering and taking action upon the adoption of this Agreement (including any adjournment or postponement thereof, the “Shareholders’ Meeting”) as promptly as reasonably practicable after the date the SEC confirms that it does not plan to review, or that it has no further comments on, the Proxy Statement (which will be deemed to occur if the SEC has not affirmatively notified the Company prior to the end of the first Business Day following the 10th calendar day after filing the preliminary Proxy Statement that the SEC will be reviewing the Proxy Statement) (such date, the “Clearance Date”).  The Company will cause the Proxy Statement to be mailed to the Company Shareholders as promptly as reasonably practicable after the Clearance Date (and, in no event, more than five (5) Business Days after the Clearance Date unless otherwise consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed)).  The Company will, as promptly as reasonably practicable following the date of this Agreement, in consultation with Parent, establish a record date (and conduct a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith) and date for holding the Shareholders’ Meeting, which Shareholders’ Meeting will be convened and held no later than 45 days following the Clearance Date (unless otherwise consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed)).  Once the Company has established a record date for the Shareholders’ Meeting, the Company will not change such record date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Articles of Incorporation or Bylaws.  The Company will comply with the notice requirements applicable to the Company in respect of the Shareholders’ Meeting pursuant to applicable law (including the GBCC), Nasdaq, the Articles of Incorporation and the Bylaws.  Notwithstanding anything to the contrary contained in this Agreement, the Company may, with the prior written consent of Parent, adjourn or postpone the Shareholders’ Meeting (i) to the extent required by applicable Law (as determined in good faith by the Company Board, after consultation with its outside legal counsel) or if, after consultation with Parent, the Company determines such adjournment or postponement necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company Shareholders within a reasonable amount of time in advance of the Shareholders’ Meeting if such disclosure is determined by the Company in good faith after consultation with outside counsel to be required to be provided to the Company Shareholders, (ii) if as of the time for which the Shareholders’ Meeting is scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting, or (iii) to solicit additional proxies if necessary to obtain the Company Shareholder Approval; provided, however, that, unless otherwise agreed to by each of Parent and the Company, (x) with respect to each of the foregoing clauses (ii) and (iii), the Shareholders’ Meeting will not be adjourned or postponed in connection with any one adjournment or postponement to a date that is more than 15 Business Days after the date for which the meeting was previously scheduled or more than 45 days, in the aggregate, after the original Shareholders’ Meeting date and (y) in no event may any adjournment or postponement be to a date that is fewer than five Business Days prior to the Outside Date.  In the event that the date of the Shareholders’ Meeting as originally called is for any reason adjourned, postponed or otherwise delayed, the Company agrees that, unless Parent has otherwise previously approved in writing, it will use reasonable best efforts to implement such adjournment, postponement or other delay in such a way that the Company does not establish a new record date for the Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable Law.  The Company will cooperate with and keep Parent reasonably informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to the Company Shareholders.  If requested by Parent, the Company will provide, as promptly as practicable, all voting tabulation reports relating to the Shareholders’ Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and will otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company Shareholders with respect thereto.

(b)        Nothing in this Section 5.4 will be deemed to prevent the Company or the Company Board or any duly authorized committee thereof from taking any action expressly permitted by Section 5.2.

5.5         Reasonable Best Efforts; Regulatory Approval Matters.

(a)        Subject to the terms and conditions set forth in this Agreement, each of the Company, Parent and Merger Sub will use (and cause its respective Affiliates to use) reasonable best efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity and (ii) the defending of any Actions challenging this Agreement or the Transactions; provided, however, that in no event will the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any Person (including a Governmental Entity) for any consent or approval required for the consummation of the Transactions.

(b)        Subject to the terms and conditions set forth in this Agreement, and without limiting the foregoing, the Company and Parent will (i) promptly, but in no event later than

(x) 10 Business Days after the date of this Agreement, submit their respective filings under the HSR Act and (y) 15 calendar days after the date of this Agreement (or such earlier time as may be required by applicable Law), submit their respective filings with respect to the notices and approvals set forth on Section 6.1(b) of the Company Disclosure Letter, and thereafter, in the case of the foregoing clause (i), make any other required submissions thereunder, (ii) except in connection with a disclosure regarding a Company Adverse Recommendation Change or a Company Takeover Proposal received by the Company, use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions, (iv) promptly inform outside counsel for the other Party upon receipt of any material communication from any Governmental Entity regarding any of the Transactions, and (v) subject to applicable legal limitations and the instructions of any Governmental Entity, keep outside counsel for each other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the outside counsel for other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity with respect to the Transactions.  Except in connection with a disclosure regarding a Company Adverse Recommendation Change or a Company Takeover Proposal received by the Company, the Company and Parent will permit outside counsel for the other Party reasonable opportunity to review in advance, consult with and consider in good faith the views of the other Party in connection with, any proposed written communication to any Governmental Entity.  Each of the Company and Parent agrees not to (A) participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the Transactions unless it consults with outside counsel for the other Party in advance, to the extent practicable, and, to the extent not prohibited by such Governmental Entity, gives outside counsel for the other Party the opportunity to attend and participate, (B) extend any waiting period under the HSR Act without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), or (C) enter into any agreement with any Governmental Entity not to consummate the Transactions without the prior written consent of the other Party.  Notwithstanding anything to the contrary in this Section 5.5, neither Party shall be required to provide the other Party or its counsel with any filing (or attachments thereto) submitted to any Governmental Entity by such Party or any of its Affiliates under the HSR Act.

(c)        In furtherance and not in limitation of the other covenants of the Parties contained in this Section 5.5, if any Action, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any Antitrust Law, each of the Company and Parent will cooperate in all respects with each other and will use their respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order that is in effect and that prohibits, prevents or restricts consummation of the Transactions.  Notwithstanding any other provision of this Agreement, Parent shall not be obligated to (or to cause its Affiliates to): (i) agree to divest or otherwise hold separate or take, or not to take, any other action (or otherwise agree to do any of the foregoing) with respect to the businesses or assets of any of Parent, Merger Sub, their respective Affiliates or, after the Closing, the Surviving Corporation, (ii) agree to terminate, modify or extend any existing relationships or contractual rights or obligations of any of Parent, Merger Sub, their respective Affiliates, or after the Closing, the Surviving Corporation, or (iii) agree to any obligation to provide any prior notice to or seek prior approval from any Governmental Entity for a future transaction.

(d)         Parent will be responsible for any filing fees required to be paid to any Governmental Entity in connection with any filings of the Parties pursuant to this Section 5.5.

5.6         Pre-Closing Period Access.

(a)        Subject to applicable Law, the Company agrees to provide, and will cause its Subsidiaries to provide, Parent and its Representatives, from time to time during the Pre-Closing Period, reasonable access during normal business hours to (i) the Company’s and its Subsidiaries’ respective properties (but excluding (A) for purposes of any invasive, soil sample or below ground testing or (B) leased third party public cloud infrastructure data centers), books, Contracts, commitments, personnel and records and (ii) such other information as Parent reasonably requests with respect to the Company and its Subsidiaries and their respective businesses, financial condition and operations.

(b)        Notwithstanding the foregoing, during the Pre-Closing Period, neither the Company nor its Subsidiaries will be required to provide Parent or its Representatives with access to or to disclose information (i) that would violate any of the Company’s or its Subsidiaries’ obligations with respect to confidentiality that is subject to the terms of a confidentiality or other agreement with a third party, (ii) the disclosure of which would violate any Law, (iii) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of a loss of privilege to the disclosing Person, or (iv) that is competitively sensitive to the Company or its Subsidiaries (provided, however, that (x) the Company and its Subsidiaries shall cause such information to be provided to Parent or its Representatives to the extent and in a manner that would not result in such jeopardy or contravention as described in the immediately preceding clauses (i) through (iv) and (y) in the case of the immediately preceding clause (iv), the Parties will establish a clean team process and will share such materials and competitively sensitive information in a commercially reasonable manner pursuant to such clean team process), or (v) to the extent that it relates exclusively to (A) the negotiation of this Agreement, (B) the valuation of the Company in connection with this Agreement, the Transactions or any other financial or strategic alternatives considered by the Company Board, (C) any Company Takeover Proposal, except as required by Section 5.2, (D) any process the Company has conducted with any financial advisor or other communications with any Persons in connection therewith, or (E) the minutes of the meetings of the Company Board or any committee thereof discussing the Transactions or any similar transaction between the Company and any other Person (including any presentations or other materials prepared by or for the Company Board or any committee thereof, whether in connection with a specific meeting thereof or otherwise relating to such subject matter), other than, in each case of the preceding clauses (A), (B), (D) and (E), the resolutions contemplated in Section 3.3(b).

(c)         During the Pre-Closing Period, Parent will use its reasonable best efforts to minimize any disruption to the businesses of the Company and its Subsidiaries that may result from Parent’s requests for access, data and information under Section 5.6(a) and the Company and its Subsidiaries will not be required to provide information in any format other than as then exists.

5.7         Publicity; Confidentiality.

(a)        The initial press release and the Company’s Current Report on Form 8-K regarding this Agreement and the Transactions will be in the form agreed to by Parent and the Company and will not be issued prior to the approval of each of Parent and the Company.  Thereafter, none of the Company, Parent or Merger Sub will, and the Company will cause its Subsidiaries not to, issue or cause the publication of any press release or similar public announcement, comment or public filing with respect to, or otherwise make any public statement, comment or public filing concerning, this Agreement or the Transactions without the prior consent of Parent, in the case of a proposed announcement or statement by the Company or any of its Subsidiaries, or the Company, in the case of a proposed announcement or statement by Parent or Merger Sub; provided, however, that this Section 5.7 will not apply to any release or public statement (a) made or proposed to be made by the Company in connection with a Company Takeover Proposal or Company Adverse Recommendation Change, in each case, to the extent in compliance with Section 5.2, or any other action taken pursuant thereto in compliance with this Agreement or (b) as a Party may in good faith, after consultation with outside counsel, determine is required by applicable Law (including applicable stock exchange listing rules) (provided, that, with respect to any release or public statement required by Law under this clause (b), such Party will give advance notice to the other Party and an opportunity to review prior to making any such release or public statement and will consider in good faith any comments reasonably made by such other Party).

(b)         All information provided pursuant to this Agreement will be governed by the terms of the Confidentiality Agreement.

5.8         Employee Benefits.

(a)        From the Effective Time through and including December 31, 2025 (the “Continuation Period”), Parent will provide, or cause to be provided, to each employee of the Company or any of its Subsidiaries who is employed by the Company or any of its Subsidiaries as of immediately prior to the Effective Time and who continues employment with the Surviving Corporation (or any Affiliate thereof) during the Continuation Period (each, a “Continuing Employee”) with (i) a base salary or wage rate and annual cash incentive compensation opportunities that are, in the aggregate, no less favorable than those provided to such Continuing Employee by the Company or any Subsidiary thereof immediately prior to the Effective Time (or, with respect to the annual cash incentive compensation, as in effect for the last calendar year immediately prior to the Effective Time), (ii) severance benefits for termination of employment as disclosed on Section 5.8(a)(ii) of the Company Disclosure Letter, and (iii) other compensation and employee benefits (including welfare and retirement benefits) that are substantially similar in the aggregate as provided to similarly situated employees of Parent.  Notwithstanding anything to the contrary in this Section 5.8, for the period commencing on the Effective Time and ending on a date that is no earlier than the four-month anniversary of the Effective Time, the Continuing Employees will continue to participate in the Company’s vacation/paid time off policy in which they participate as of immediately prior to the Effective Time, pursuant to which, among other things, the Company pays out any accrued but unused vacation time upon qualifying terminations of employment; provided, however, that unless otherwise required by applicable Law, such vacation payout will not exceed two weeks of pay for any individual Continuing Employee.

(b)        To the extent that service is relevant for eligibility or vesting under any benefit plan of Parent and/or the Surviving Corporation or for benefit accruals under any vacation or severance plan of Parent and/or the Surviving Corporation, then Parent will ensure that such benefit plan will, for purposes of eligibility and vesting and, with respect to vacation and severance benefits, for benefit accrual, credit Continuing Employees for service prior to the Effective Time with the Company and its Subsidiaries or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of the Company or its Subsidiaries, excluding for purposes related to any defined benefit plan and to the extent it would result in a duplication of benefits. Following the Effective Time, Parent or an Affiliate of Parent will use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Parent or an Affiliate that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding benefit plan of the Company or any of its Subsidiaries, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Parent or an Affiliate during the portion of the calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an Affiliate, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous benefit plan of the Company or any of its Subsidiaries prior to the Effective Time.

(c)        To the extent any bonus amounts under any cash bonus, sales and other incentive plans of the Company and its Subsidiaries (“Bonus Amounts”) with respect to a performance period completed on or prior to the Closing remain unpaid as of the Closing

Date, Parent and the Surviving Corporation, as applicable, shall cause all such Bonus Amounts to be calculated and paid in the ordinary course of business to the eligible employees of the Company and its Subsidiaries.  Parent and the Surviving Corporation, as applicable, shall cause all Bonus Amounts with respect to the performance period in which the Closing occurs to be calculated and paid to the eligible employees of the Company and its Subsidiaries based on actual performance for such performance period as of the close of such performance period and paid in the ordinary course; provided, that, payment of any Bonus Amounts in accordance with this Section 5.8(c) shall in no way be interpreted or construed to limit or replace any amounts to which a Company Employee may be entitled pursuant to a Company Benefit Plan in connection with such Company Employee’s termination of employment or services, provided, further, that with respect to any Bonus Amounts that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid as soon as practicable following the Closing Date in accordance with this Section 5.8(c) without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the terms of such cash bonus, sales or other incentive plan that will not trigger a Tax or penalty under Section 409A of the Code.

(d)        The provisions of this Section 5.8 are solely for the benefit of the Parties, and no provision of this Section 5.8 is intended to, or will, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith will be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.  Nothing in this Section 5.8 or elsewhere in this Agreement will be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee will be “at will” employment.

5.9         Stock Exchange Delisting; Deregistration; Transition Period Reports.

(a)          Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of Nasdaq to cause (i) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time and (ii) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting; provided, however, that such delisting and deregistration will not be effective until as of the Effective Time or as promptly as practicable thereafter.  The Surviving Corporation will use its reasonable best efforts to cause the Company Common Stock to be delisted from Nasdaq as promptly as practicable after the Effective Time and deregistered pursuant to the Exchange Act as promptly as practicable after such delisting.

(b)       If (i) the Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act following the date hereof and prior to the Effective Time (other than any report relating to any Company

Takeover Proposal or Company Adverse Recommendation Change) or (ii) the Surviving Corporation is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act within 10 Business Days after the Effective Time (other than any reports relating to this Agreement, the Merger or any of the other Transactions), then the Company will provide to Parent drafts of each such report and each certification required to be filed with such report (each report, together with any certifications to be filed therewith and any information incorporated by reference therein, a “Transition Period Report”) as soon as reasonably practicable prior to the filing or furnishing date of such Transition Period Reports providing Parent with reasonable time to review and comment on any such Transition Period Report (and, in any event, at least 10 days prior to the filing of the Company’s Annual Report on Form 10-K, the Company’s Quarterly Report on Form 10‑Q and the Company’s proxy statement (unless otherwise agreed to by Parent (such consent not to be unreasonably conditioned, delayed or withheld))).  The Company will give due consideration in good faith to all reasonable comments provided by Parent or its counsel with respect to each Transition Period Report to be filed with or furnished to the SEC. The Company will timely file or furnish to the SEC each Transition Period Report.

5.10       Indemnification; Directors’ and Officers’ Insurance.

(a)         To the fullest extent required or permitted by applicable Law, for six years from and after the Effective Time, Parent will, and will cause the Surviving Corporation to, indemnify and hold harmless, and advance expenses as incurred to, in each case solely to the fullest extent required or permitted under the Articles of Incorporation or Bylaws (or comparable organizational documents of any Subsidiary of the Company) as in effect as of the date hereof and as of the Effective Time, each present and former director or officer of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”) against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or related solely to such Indemnified Party’s service as a director, officer or representative of the Company or any of its Subsidiaries or services performed by such Indemnified Party at the request of, or for the benefit of, the Company or any of its Subsidiaries at or prior to the Effective Time within such Indemnified Party’s scope of day-to-day duties, whether asserted, claimed or existing prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the Transactions and the process and other events giving rise thereto and (ii) Actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party.  In the event of any such Action, Parent and the Surviving Corporation will, and Parent will cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to cooperate with the Indemnified Party in the defense of any such Action.

(b)        Without limiting the provisions of Section 5.10(a), for a period of six years after the Effective Time, Parent will cause the Surviving Corporation and its Subsidiaries to maintain in effect provisions in its articles of incorporation, bylaws and any other organizational documents providing for indemnification, advancement and reimbursement of expenses and exculpation of Indemnified Parties, as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, that are at least as favorable in the aggregate to the Indemnified Parties as the indemnification, advancement and reimbursement of expenses provisions set forth in the applicable articles of incorporation, bylaws or other organizational documents of the Company and its Subsidiaries, which provisions will not be amended except as required by applicable Law.

(c)        Prior to the Effective Time, the Company may, following reasonable consultation with Parent, obtain and fully pay the premium for non-cancellable “tail” insurance for the extension of (i) the directors’ and officers’ liability coverage of the existing directors’ and officers’ insurance policies for the Indemnified Parties and (ii) the existing fiduciary and employment practices liability insurance policies of the Company and its Subsidiaries, in each case for a claims reporting or discovery period of six years from and after the Effective Time from an insurance carrier(s) with the same or better credit rating as the Company’s insurance carrier(s) as of immediately prior to the Effective Time with respect to directors’ and officers’ liability insurance and fiduciary and employment practices liability insurance (collectively, “D&O Insurance”) with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable in the aggregate to the Indemnified Parties as the Company’s existing policies as of immediately prior to the Effective Time with respect to any matters that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event will the Company expend for any such tail policy an annual premium amount in excess of 250% of the annual premium currently paid by the Company for such insurance (the “Maximum Amount”) without Parent’s prior written consent.  Whether pursuant to any such tail policy or any new policy for comparable D&O Insurance, Parent or the Surviving Corporation will continue to maintain in effect for a period of six years from and after the Effective Time, D&O Insurance with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable in the aggregate to the Indemnified Parties as provided in the Company’s existing policies as of immediately prior to the Effective Time; provided, however, that (x) in no event will Parent or the Surviving Corporation be required to expend for any such policy pursuant to this sentence an annual premium amount in excess of the Maximum Amount and (y) if the annual premium of such insurance coverage exceeds the Maximum Amount, Parent or the Surviving Corporation will obtain a comparable policy with the greatest coverage available for a cost equal to the Maximum Amount.

(d)         If the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other corporation or entity unaffiliated with Parent and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii)  transfers all or substantially all of its properties and assets to such Person, then, and in each such case, unless provided by operation of Law, proper provisions will be made so that the successors and assigns of the Surviving Corporation will assume all of the applicable and outstanding obligations set forth in this Section 5.10.

(e)          The provisions of this Section 5.10 are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties (and their respective heirs and estates), who are intended third-party beneficiaries of this Section 5.10 as of and following the Effective Time.

(f)         The rights of the Indemnified Parties under this Section 5.10 will be in addition to any rights such Indemnified Parties may have under the Articles of Incorporation, Bylaws or comparable governing documents of any of the Company’s Subsidiaries, or under any applicable indemnification agreements between the Indemnified Parties and the Company (or the applicable Subsidiary of the Company) or under any Laws.  All rights of any Indemnified Party as provided in Section 5.10(a) will survive the Merger for six years from and after the Effective Time and will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party unless (x) such amendment, repeal or modification is required by applicable Law, Order or Governmental Entity or (y) the affected Indemnified Party has consented to such amendment, repeal or modification.

(g)       Notwithstanding anything in this Agreement to the contrary, if any Action (whether arising before, on or after the Effective Time) involving any Indemnified Party remains pending on the sixth anniversary of the Effective Time, the provisions of this Section 5.10 will continue in effect with respect to such Indemnified Party until the final non-appealable disposition of such Action.

5.11     Takeover Laws.  If any Takeover Law is or may become applicable to the Transactions, the Company Board or a duly authorized committee thereof will grant such approvals and will use reasonable best efforts to take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on the Transactions.

5.12      Section 16 Matters.  Prior to the Effective Time, the Company and the Company Board, respectively, will take all actions as may be required or appropriate to cause any dispositions of Company equity securities (including derivative securities with respect to shares of Company Common Stock) in connection with the Transactions by each individual who is or, as a result of the Transactions will be, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13       Merger Sub Approval.  Following the execution of this Agreement, Parent will execute and deliver to the Company, in accordance with applicable Law (including the GBCC) and the organizational documents of Merger Sub and in its capacity as the sole shareholder of Merger Sub, a written consent adopting this Agreement and the consummation by Merger Sub of the Transactions in accordance with applicable Law (including the GBCC) and the organizational documents of Merger Sub.

5.14       Financing Cooperation.

(a)        Prior to the Closing Date (or such earlier date as set forth in this Section 5.14), the Company and its Subsidiaries will use their reasonable best efforts to provide

(as soon as reasonably practicable following Parent’s reasonable request), and will direct their Representatives to use reasonable best efforts to provide (as soon as reasonably practicable following Parent’s reasonable request), to Parent, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent to assist Parent in connection with the Debt Financing, including using reasonable best efforts to (as soon as reasonably practicable following Parent’s reasonable request):

(i)          furnish to Parent and the Debt Financing Sources, as promptly as reasonably practicable, (A) the Required Information in true, correct and complete form in all material respects and (B) to the extent reasonably available to the Company under its reporting systems (as in effect on the date hereof), such other customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent in connection with the Debt Financing;

(ii)          as promptly as reasonably practicable, (A) inform Parent if the Company or its Subsidiaries have actual knowledge of any facts that would reasonably be expected to (1) require the restatement of any financial statements comprising a portion of the Required Information in order for such financial statements to comply with GAAP or (2) result in any of the Required Information no longer being true, correct and complete in all material respects or otherwise being materially misleading (taken as a whole), and (B) update and/or supplement any Required Information provided to Parent or any Debt Financing Source to the extent necessary for such Required Information to remain true, correct and complete in all material respects and not materially misleading (taken as a whole);

(iii)        assist in preparation for and participate in marketing efforts for the Debt Financing (including a reasonable number of meetings, lender presentations, and calls (that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing, including direct contact between appropriate members of senior management of the Company and its Subsidiaries, on the one hand, and potential Debt Financing Sources, on the other hand)), presentations, roadshows, due diligence sessions (including accounting due diligence sessions and cooperating with, and providing due diligence materials requested by, Parent), drafting sessions and sessions with rating agencies, in each case, upon reasonable advance notice from, and as reasonably requested by, Parent and at reasonable times and locations (which may be virtual) to be mutually and reasonably agreed, and assisting Parent in obtaining any ratings requested by Parent in connection with the Debt Financing;

(iv)       assist in the preparation of customary definitive financing documentation and the completion of any schedules, exhibits or annexes thereto (including, if required by the Debt Financing Sources, a customary perfection certificate), and provided that effectiveness thereof is contingent upon the Closing, permitting officers and/or directors of the Company or any of its Subsidiaries who will be officers or directors, as applicable, of the Company or any of its Subsidiaries after the Closing Date to execute and deliver any documentation in connection with the Debt Financing as of the Closing;

(v)        facilitate the pledging of collateral (including possessory collateral) and the granting of liens (and the perfection thereof) in respect of the Debt Financing as required by the Debt Financing (it being understood that such pledge and grant will not take effect prior to the Effective Time); and

(vi)       at least five (5) Business Days prior to the Closing Date, providing such documentation and information regarding the Company and its Subsidiaries determined by Parent or any Debt Financing Source to be required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001, and to be required to complete certifications regarding beneficial ownership required by 31 C.F.R. § 1010.230.

(b)        Notwithstanding anything in this Section 5.14 to the contrary, nothing in this Section 5.14 will require any such cooperation or assistance to the extent that it could result in the Company or any of its Subsidiaries being required to:

(i)           pledge any assets as collateral that is not contingent upon the Closing or that would be effective prior to the Effective Time;

(ii)          agree to pay any commitment fee or other fee, reimburse any expenses, incur any liability or give any indemnity in connection with the Debt Financing prior to the Closing;

(iii)       take any actions to the extent such actions (A) would unreasonably interfere with the ongoing business or operations of the Company or any of its Subsidiaries, (B) could subject any director, manager, officer or employee of the Company or any of its Subsidiaries or any of its and their respective Representatives to any personal liability with respect to matters related to the Debt Financing, (C) would conflict with, or result in any material violation or material breach of, or material default (with or without notice, or lapse of time or both) under, the organizational documents that are in effect as of the date hereof of the Company or any of its Subsidiaries, any Company Material Contract that is in effect as of the date hereof or (D) would conflict with, or result in any violation or breach of, any applicable Law or Order;

(iv)         waive or amend any terms of this Agreement;

(v)         commit to take any action under any certificate, document or instrument or enter into any definitive agreement, in either case, that is not contingent upon the Closing (other than the obligation to deliver any customary “authorization” letters);

(vi)      provide access to or disclose information that violates applicable Law or that the Company determines, in its reasonable judgment after consulting with its outside legal counsel as necessary, would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements in effect as of the date hereof owing to a third party applicable to, the Company or its Affiliates;

(vii)       cause any director, manager or equivalent, or any officer or employee of the Company or any its Subsidiaries (other than any director, manager or equivalent or officer or employee of the Company or any of its Subsidiaries who will continue in such a position following the Closing), to pass resolutions to approve the Debt Financing or authorize the execution and delivery of any agreements or documents or any actions in connection therewith, or to execute or deliver any certificate in connection with the Debt Financing (other than the obligation to deliver any customary “authorization” letters), in each case, that are not contingent on the Closing or would be effective prior to the Closing;

(viii)      deliver financial statements in a form or subject to a different standard than those provided to Parent by the Company or its Subsidiaries prior to the date hereof;

(ix)         deliver any legal opinion or other opinion of counsel or accountants’ comfort letters or any reliance letter;

(x)        make any representation as to the solvency of the Company or any of its Subsidiaries or deliver any solvency or similar certificate;

(xi)         make any representation, warranty or certification that, in the good faith determination of the Company, is not true;

(xii)       take any action that could reasonably be expected to cause any representation or warranty made by the Company or covenant applicable to the Company contained in this Agreement to be breached or to cause any condition to the Closing applicable to the Company set forth in Article VI to fail to be satisfied or otherwise cause any breach by the Company of this Agreement; or

(xiii)     provide or prepare any projections or pro forma financial information or any other financial or other information that is not reasonably available to the Company under its reporting systems (as in effect on the date hereof).

(c)          The Company and its Subsidiaries hereby consent to the reasonable use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos may only be used in a manner that is not intended to, nor reasonably expected to, harm or disparage the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives.

(d)         Parent will promptly upon written request by the Company (including a reasonably detailed invoice or other reasonably detailed back-up documentation), reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or any of its Subsidiaries and their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 5.14 (provided that such reimbursement shall not include (x) fees payable to existing legal, financial or other advisors of the Company and its Subsidiaries with respect to services provided prior to the Closing that would have been incurred regardless of the Debt Financing (including preparation of and/or delivery of financial information, payoff letters and Lien releases), (y) any ordinary course amounts payable to existing employees of or consultants to the Company or any of its Subsidiaries with respect to services provided prior to the Closing and (z) any amounts that would have been incurred in connection with the transactions contemplated hereby (including, without limitation, the Transactions) regardless of the Debt Financing (including the preparation or delivery of financial information)), and Parent will indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses (excluding lost profits and any losses from any consequential, indirect, special or punitive damages (as opposed to direct or actual damages)), damages, claims, costs or expenses suffered or incurred by any of them in connection with their cooperation in the arrangement of the Debt Financing and the provision of any information used in connection therewith, in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the material breach, gross negligence, bad faith, willful misconduct or fraud by the Company, its Subsidiaries or their respective Representatives.

(e)        Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 6.2(b), as it applies to the Company’s obligations under this Section 5.14, will be deemed satisfied unless the Company has materially breached its obligations under this Section 5.14 and such breach has been a primary cause of the Debt Financing not being obtained.

5.15       Parent Financing.

(a)         From the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Parent will use, and will cause their respective Affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable (in its reasonable judgment) to arrange and obtain the Debt Financing on the terms and subject only to the conditions set forth in the Debt Commitment Letter on or prior to the Closing Date, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter (it being understood and agreed that the Debt Commitment Letter may be replaced as provided below), (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms (including the “market flex” provisions) and subject only to the conditions precedent set forth in the Debt Commitment Letter or otherwise on terms that would not result in a Debt Financing Adverse Impact (such definitive agreements related to the Debt Financing, together with the Debt Commitment Letter and the Fee Letters, the “Debt Documents”), and (iii) satisfy at or prior to the Closing all conditions precedent that are to be satisfied by the Parent to the funding of the Debt Financing required (after taking into account all other available sources of funds) to satisfy the Financing Uses. From the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Parent shall not agree to or permit (i) any termination of the Debt Commitment Letter or (ii) any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter, if (in the case of this clause (ii)) such amendment, modification or waiver would have a Debt Financing Adverse Impact; provided, that Parent may (without the consent of the Company) amend or modify (A) the Debt Commitment Letter and Fee Letters in accordance with the “market flex” provisions of the Fee Letters and (B) the Debt Commitment Letter and the Fee Letters to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letter or any Fee Letter as of the date of this Agreement. Parent will deliver to the Company copies of any amendment, modification or waiver to or under any Commitment Letter or Fee Letter (in redacted form permitted by Section 4.6(a)) as promptly as reasonably practicable after execution thereof.

(b)         Parent will keep the Company reasonably informed of the status of the Debt Financing upon reasonable written request of the Company. Parent will give the Company prompt written notice of: (i) any material breach, material default, termination or repudiation (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to such material breach, material default, termination or repudiation) of the Debt Commitment Letter or Fee Letters by any party of which Parent becomes aware; (ii) the receipt by Parent of any written notice or other written communication from any Debt Financing Source with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or (B) material dispute or material disagreement between or among Parent, on the one hand, and the Debt Financing Sources, on the other hand, with respect to the obligation to fund the Debt Financing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms (unrelated to conditions precedent in a manner that would cause a Debt Financing Adverse Impact) of the Debt Financing); and (iii) the occurrence and continuance of an event or development that Parent believes in good faith could materially adversely impact the ability of Parent to obtain all or any portion of the Debt Financing in an amount (when taken together with all other available sources of funds) required to satisfy the Financing Uses.

(c)       If, notwithstanding the use by Parent of reasonable best efforts to satisfy its obligations under this Section 5.15, any portion of the commitments in respect of the Debt Financing in an amount required to satisfy the Financing Uses (after taking into account other available sources of cash) becomes unavailable prior to the earlier of the Closing Date and the date this Agreement is terminated in accordance with its terms, Parent will use its reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into definitive agreements with respect to, alternative debt financing (such financing, the “Alternative Financing”) (i) in an amount sufficient to satisfy the Financing Uses (after taking into consideration the portion of the Debt Financing that is and remains available and other available sources of cash), (ii) with terms (including “market flex” provisions) in respect of certainty of funding that either (x) are equivalent in all material respects to (or more favorable to Parent than) (including the “market flex” provisions) the conditions precedent set forth in the Debt Commitment Letter (as determined by Parent in its reasonable judgment) or (y) otherwise would not reasonably be expected to materially impede, prevent or materially delay the Closing; provided, that the failure to obtain Alternative Financing will not relieve Parent of any obligation hereunder.  Parent will deliver to the Company true, complete and correct copies of the new executed commitment letter and related fee letter that provided for such Alternative Financing (which, in the case of such fee letter, may be redacted in a manner consistent with the redactions permitted by Section 4.6(a)). Notwithstanding the foregoing or anything else in this Agreement, in no event shall reasonable best efforts be deemed or construed to require Parent to, and Parent shall not be required to, (A) pay any fees or other amounts or economics, or agree to any interest rate, materially in excess of those contemplated by the Debt Commitment Letter and the Fee Letters in effect on the date hereof (as determined by Parent in its reasonable judgment), (B) consummate the Debt Financing prior to the time that the Closing is required to be effected pursuant to this Agreement, (C) agree to conditionality or economic terms of the Debt Financing that are materially less favorable than those contemplated by the Debt Commitment Letter and the Fee Letters in effect on the date hereof (as determined by Parent in its reasonable judgment) or (D) initiate, prosecute or maintain any legal claim, legal action, suit, legal demand, grievance, arbitration or similar legal proceeding against any Debt Financing Source. For purposes of this Agreement (other than with respect to the representations and warranties made by Parent in Section 4.6), references to (A) the “Debt Financing” will include any such Alternative Financing, (B) the “Debt Commitment Letter” will include such documents with respect to any such Alternative Financing, (C) “Debt Financing Source” will include the Persons providing or arranging the Alternative Financing and (D) “Debt Documents” will include the applicable definitive debt documents for the Alternative Financing.  The obligations under this clause (c) will apply equally to any such Alternative Financing (including any new financing commitment with respect to such Alternative Financing).

(d)       Parent expressly acknowledges and agrees that the obtaining of, or the availability of, the Debt Financing or any other financing transaction is not a condition to the Closing and reaffirms its respective obligation to consummate the Transactions irrespective and independently of the availability of the Debt Financing, subject to fulfillment or waiver of the applicable conditions set forth in Article VI.

5.16      Shareholder Litigation.  Each of the Company and Parent shall promptly notify the other of any shareholder litigation against it, any of its Subsidiaries or their respective directors or officers relating to this Agreement or the Transactions and shall keep the other Party informed regarding such litigation.  The Parties shall cooperate, and use their respective reasonable best efforts to cause their Representatives to cooperate, and consult with one another in connection with any shareholder litigation against any of them or any of their respective directors or officers with respect to the Transactions; provided, that, prior to the Effective Time or, if applicable, the termination of this Agreement in accordance with Section 7.1, the Company shall not settle or offer to settle any such shareholder litigation without the prior written consent of Parent.  In furtherance of and without in any way limiting the foregoing, including Parent’s right to consent as set forth in the proviso of the immediately preceding sentence, each of the Parties shall use its reasonable best efforts to resolve such shareholder litigation so as to permit the consummation of the Transactions in the manner contemplated by this Agreement, as promptly as reasonably practicable.

5.17      Fairness Opinion.  Promptly following the execution of this Agreement, the Company will deliver to Parent, solely for informational purposes and on a non-reliance basis, a written copy of the Fairness Opinion (which is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub).

5.18     FIRPTA Certificate.  The Company shall deliver to Parent, at or prior to the Closing, a certification of the Company prepared in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c) dated as of the Closing Date and signed by a responsible corporate officer of the Company certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2).

5.19      Resignations.  The Company shall deliver, at or prior to the Closing, to Parent true, correct and complete copies of resignation letters, each in form and substance satisfactory to Parent, effective as of and conditioned upon the Effective Time, executed by (x) each member of the Company Board and of each governing body of a Subsidiary of the Company and (y) to the extent requested by Parent at least 10 days prior to the Closing, each such requested officer of the Company or a Subsidiary of the Company (collectively, the “Resignations”).

5.20      Intercompany Transactions.  As promptly as reasonably practicable after the date of this Agreement, the Company will use reasonable best efforts to take, and cause its Subsidiaries to take, the actions specified in Section 5.20 of the Company Disclosure Letter.

5.21       Employee Census.  Prior to the Closing Date, the Company will use best efforts to provide to Parent a true, correct and complete copy of an updated Employee Census of all of the employees, consultants and independent contractors employed or engaged by the Company at such time, including: (i) name; (ii) job title (to the extent available); (iii) date of birth (to the extent available); (iv) date of hire; (v) full-time or part-time status; (vi) exemption status under the Fair Labor Standards Act; (vii) leave status (including return date); (viii) incentive compensation paid with respect to the prior year; (ix) vacation and other paid time off accrual; (x) emoluments and benefits (including health insurance participation level); (xi) whether such person is employed or engaged pursuant to a written contract and whether such employment or engagement is at-will or for a stated term (including the duration of such term); and (xii) any severance, termination pay or notice, or change in control entitlements.

VI.  CONDITIONS

6.1        Conditions to Each Party’s Obligation to Effect the Transactions.  The respective obligation of each Party to effect the Transactions is subject to the satisfaction or, to the extent permitted by applicable Law, waiver, at or prior to the Closing of each of the following conditions:

(a)          Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)          Governmental Approvals.  (i) The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and (ii) all required approvals set forth on Section 6.1(b) of the Company Disclosure Letter shall have been obtained.

(c)        No Injunctions or Restraints.  (i) There shall not have been issued by a Governmental Entity of competent jurisdiction, and remain in effect, any Order (“Restraint”) preventing consummation of the Merger and (ii) no Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger, in each case after the date hereof, other than any such Restraints or Laws (A) in jurisdictions that are immaterial to the business and operations of Parent and the Company and (B) would have an immaterial effect on Parent and the Company.

6.2         Conditions to the Obligation of Parent and Merger Sub to Effect the Transactions.  The respective obligation of Parent and Merger Sub to effect the Transactions is subject to the satisfaction or, to the extent permitted by applicable Law, waiver, at or prior to the Closing of each of the following conditions:

(a)          Representations and Warranties.  (i) The representations and warranties of the Company set forth in Article III (other than those referred to in the following clause (ii)) are true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Closing, as if made as of such time (except to the extent expressly made as of an earlier time, in which case as of such earlier time), except where the failure of such representations and warranties to be so true and correct does not constitute, individually or in the aggregate, a Company Material Adverse Effect, and (ii) the representations and warranties of the Company set forth in Section 3.1 (Organization, Good Standing and Qualification), Sections 3.2(a) – (b) (Capital Structure), Section 3.3 (Corporate Authority; Approvals; Fairness Opinion), Section 3.19 (Brokers and Finders), Section 3.20 (No Rights Agreement; Anti-Takeover Provisions) and Section 3.22 (Affiliate Transactions) are true and correct in all material respects as of the date of this Agreement and as of the Closing, as if made as of such time (except to the extent expressly made as of an earlier time, in which case as of such earlier time).

(b)        Performance of Obligations of the Company.  The Company shall have performed or complied in all material respects with the covenants contained in this Agreement to be performed or complied with by it prior to or at the Closing.

(c)       No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Effect which constitutes, individually or in the aggregate, a Company Material Adverse Effect that is continuing.

(d)         Officer’s Certificate.  The Company shall have furnished Parent and Merger Sub with a certificate dated as of the Closing Date signed on its behalf by a duly authorized officer to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

6.3         Conditions to the Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver, at or prior to the Closing of each of the following conditions:

(a)         Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in Article IV are true and correct in all respects (without giving effect to any materiality or Parent Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Closing, as if made as of such time (except to the extent expressly made as of an earlier time, in which case as of such earlier time), except where the failure of such representations and warranties to be so true and correct does not constitute, individually or in the aggregate, a Parent Material Adverse Effect, other than the representations and warranties set forth in Section 4.1(a), Section 4.2, Section 4.4 and Section 4.9, which must be true and correct in all material respects as of the date of this Agreement and as of the Closing, as if made as of such time (except to the extent expressly made as of an earlier time, in which case as of such earlier time).

(b)         Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed or complied in all material respects with the covenants contained in this Agreement to be performed or complied with by it prior to or at the Closing.

(c)        Officer’s Certificate.  Each of Parent and Merger Sub shall have furnished the Company with a certificate dated as of the Closing Date signed on its behalf by a duly authorized officer to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

6.4        Frustration of Closing Conditions.  None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied to excuse it from its obligation to effect the Merger if such failure was caused by such Party’s breach of its obligations under this Agreement or, in the case of Parent, the Debt Documents.

VII.  TERMINATION

7.1         Termination.  This Agreement may be terminated and the Transactions may be abandoned:

(a)          by mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b)          by either Parent or the Company if:

(i)           the Closing has not occurred on or before July 24, 2025 (the “Outside Date”); provided, however, that the Outside Date may be extended by Parent, upon written notice to the Company at least three days prior to the Outside Date, until October 24, 2025 (and such date as so extended will constitute the Outside Date) if, as of the Outside Date, (A) the Closing Date has not occurred by reason of nonsatisfaction of the conditions set forth in Section 6.1(b) or Section 6.1(c)(i) (solely if the applicable Restraint is (1) appealable or otherwise not final and (2) relates to any Antitrust Laws or FDI Laws) and (B) all other conditions in Article VI have been satisfied or waived by the applicable Party (other than those conditions that by their terms are to be satisfied at Closing, but subject to such conditions being capable of being satisfied if Closing were to occur on such date); provided, that the right to terminate this Agreement under this Section 7.1(b)(i) will not be available to any Party whose breach of, or failure to comply with, any provision of this Agreement (or, in the case of Parent, the Debt Documents) has been a primary cause of the failure of the Closing to occur on or before the Outside Date or, in the case of Parent, the Debt Documents (it being understood that such a breach or failure of Merger Sub will be deemed to be a breach or failure, as applicable, of Parent for purposes of the foregoing proviso);

(ii)         any Restraint is in effect and has become final and non-appealable such that the condition set forth in Section 6.1(c) cannot be satisfied; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) will not be available to any Party whose breach of, or failure to comply with, any provision of this Agreement has been a primary cause of the failure of the condition set forth in Section 6.1(c) to be satisfied (it being understood that a breach or failure of Merger Sub will be deemed to be a breach or failure, as applicable, of Parent for purposes of this Section 7.1(b)(ii)); or

(iii)       the Shareholders’ Meeting (including any adjournments and postponements thereof) shall have concluded without the Company Shareholder Approval having been obtained.

(c)          by Parent:

(i)          prior to the Shareholders’ Meeting, if (A) a Company Adverse Recommendation Change shall have occurred (whether or not permitted to do so under Section 5.2), including, without limitation, in connection with an Intervening Event, or (B) the Company shall have made a Willful and Material Breach of its obligations under Section 5.2; or

(ii)         if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is incapable of being cured or, if capable of being cured by the Outside Date then in effect, the Company shall not have cured such breach or failure to perform within 45 days (or such shorter period of time as remains prior to the Outside Date) following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(ii) and the basis for such termination; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if Parent or Merger Sub is then in material breach of any of its representations, warranties or covenants hereunder.

(d)          by the Company:

(i)          prior to the receipt of the Company Shareholder Approval in order to enter into a Company Acquisition Agreement with respect to a Company Superior Proposal in accordance with Section 5.2; provided, that the Company pays the Company Termination Fee to or for the account of Parent in accordance with clause (y) of the last paragraph of Section 7.3(a); or

(ii)        if either Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is incapable of being cured or, if capable of being cured by the Outside Date then in effect, Parent or Merger Sub, as applicable, shall not have cured such breach or failure to perform within 45 days (or such shorter period of time as remains prior to the Outside Date) following receipt by Parent of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(ii) and the basis for such termination; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(ii) if the Company is then in material breach of any of its representations, warranties or covenants hereunder.

7.2         Effect of Termination.  If this Agreement is terminated pursuant to Section 7.1, this Agreement will become void and of no effect with no liability on the part of any Party; provided, however, that the Confidentiality Agreement, Section 5.5(d) (Reasonable Best Efforts; Regulatory Approval Matters), Section 5.7 (Publicity; Confidentiality), Section 5.14(d) (Financing Cooperation), this Section 7.2 (Effect of Termination), Section 7.3 (Termination Fees), Article VIII (Miscellaneous and General) and Annex A (Definitions) will continue in effect; provided, further, however, no Party will be relieved or released from liability for damages of any kind arising out of any (i) Willful and Material Breach of any of its representations and warranties or covenants contained in this Agreement (or, in the case of Parent, the Debt Documents) (and any failure by Parent or Merger Sub to close the Transactions when required pursuant to Section 1.2 will be deemed to be a Willful and Material Breach of this Agreement, unless (x) Parent and Merger Sub are exercising their respective reasonable best efforts to achieve the Closing as soon as practicable and (y) the Closing occurs within five Business Days of the closing date contemplated by Section 1.2) or (ii) Fraud, and, in the case of each of the foregoing clauses (i) and (ii), the other Party will be entitled to pursue any and all remedies under applicable Law, including the payment of any monetary damages resulting therefrom (it being understood that such a Willful and Material Breach or Fraud of Merger Sub will be deemed to be a Willful and Material Breach or Fraud, as applicable, of Parent for purposes of the foregoing proviso).  Notwithstanding anything in this Agreement to the contrary, under no circumstances will (A) the Company be permitted or entitled to receive more than one of (1) a grant of specific performance that results in the Closing and (2) monetary damages or (B) Parent be permitted or entitled to receive more than one of (1) the Company Termination Fee (together with any amounts required to be paid by the Company under Section 7.3(b)), (2) a grant of specific performance that results in the Closing, and (3) monetary damages.

7.3         Termination Fees.

(a)          In the event that:

(i)          this Agreement is validly terminated by the Company or Parent pursuant to Section 7.1(b)(i) (but in a case of such a termination by the Company, only if at such time Parent would not have been prohibited from terminating this Agreement pursuant to the proviso set forth in Section 7.1(b)(i)) or Section 7.1(b)(iii); provided, that (A) a Company Takeover Proposal shall have been made, proposed or communicated by a Third Party after the date of this Agreement and not withdrawn prior to the time this Agreement is terminated and (B) within 15 months after the date of such termination, the Company enters into a definitive agreement to consummate a Company Takeover Proposal; provided, however, that for purposes of this Section 7.3(a)(i), the references in the definition of Company Takeover Proposal to “20%” will be deemed to be references to “50%”; or

(ii)        this Agreement is validly terminated (A) by Parent pursuant to Section 7.1(c)(i) or (B) by the Company pursuant to Section 7.1(d)(i);

then, in any such event under clause (i) or (ii) of this Section 7.3(a), the Company will pay, or cause to be paid, in cash the Company Termination Fee to Parent or its designee by wire transfer of immediately available funds (in accordance with wire instructions provided by Parent for such payment) (x) in the case of Section 7.3(a)(ii)(A), within two Business Days after such termination, (y) in the case of Section 7.3(a)(ii)(B), prior to or concurrently with such termination, or (z) in the case of Section 7.3(a)(i), within two Business Days after entry into the definitive agreement described in clause (C) of Section 7.3(a)(i); it being understood that in no event will the Company be required to pay or cause to be paid the applicable Company Termination Fee on more than one occasion.  As used herein, “Company Termination Fee” will mean a cash amount equal to $24,500,000.

(b)        Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that without these agreements, the other Parties would not enter into this Agreement.  The Parties agree that the Company Termination Fee will not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.  Accordingly, if the Company fails to timely pay or cause to be paid the Company Termination Fee, and, in order to obtain the payment, Parent or Merger Sub commences an Action that results in a judgment against the Company, then the Company will pay or cause to be paid Parent reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by Parent or Merger Sub in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(c)          Subject in all respects to Parent’s rights set forth in Section 8.6 and the reimbursement obligations of the Company under Section 7.3(b), in the event that this Agreement is terminated in circumstances in which the Company Termination Fee is payable pursuant to Section 7.3(a), payment of the Company Termination Fee will be the sole and exclusive monetary damages remedy of Parent and Merger Sub against the Company and its Subsidiaries for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount neither the Company nor any of its Subsidiaries will have any further liability or obligation relating to or arising out of this Agreement or the Transactions.  While Parent may pursue both a grant of specific performance in accordance with Section 8.6 and the payment of the Company Termination Fee under Section 7.3, under no circumstances will Parent be permitted or entitled to receive both a grant of specific performance that results in the Closing and all or any portion of the Company Termination Fee.

VIII.  MISCELLANEOUS AND GENERAL

8.1       Survival.  None of the representations, warranties and covenants in this Agreement or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement will survive the Effective Time, except this Section 8.1 will not limit any provision in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms contemplates performance after the Effective Time.

8.2        Modification or Amendment.  Subject to compliance with applicable Law, and except as otherwise provided in this Agreement, at any time prior to the Effective Time, this Agreement may be amended or modified, whether before or after receipt of the Company Shareholder Approval, in any and all respects by written agreement of Parent and the Company; provided, however, that (a) following receipt of the Company Shareholder Approval, there will be no amendment or modification to this Agreement which by Law would require further approval by the Company Shareholders and (b) any modification, waiver or amendment of the Debt Financing Sources Provisions (or any other provision or definition of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the Debt Financing Sources Provisions) or the definitions of Debt Financing Sources that is adverse in any respect to the interests of the Debt Financing Sources, will not be effective against the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

8.3         Extension; Waiver.  At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may (a) extend the time for performance of any of the obligations of the other Party or Parties; (b) waive any breach of the representations and warranties of the other Party or Parties contained in this Agreement or in any document delivered pursuant hereto; or (c) unless prohibited by applicable Law, waive compliance by the other Party or Parties with any of the covenants, agreements or conditions contained in this Agreement.  Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.  The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

8.4      Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts (including by electronic signature, DocuSign or .pdf format) (“Electronic Delivery”), each such counterpart being deemed to be an original instrument, with the same effect as if the signatures thereto and all such counterparts will together constitute one and the same agreement.  Any such counterpart delivered using Electronic Delivery will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  No Party will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a Contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

8.5         Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)          This Agreement, and all disputes, claims or causes of action based on, arising out of, or related to this Agreement, the negotiation of this Agreement, the performance of this Agreement or the Transactions, will be governed by, and construed in accordance with, the Laws of the State of Georgia, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b)        Any Action based on, arising out of or related to this Agreement or the Transactions will only be brought in the Georgia State-wide Business Court, or, in the event (but only in the event) such court does not have subject matter jurisdiction over such Action, then such Action shall only be brought in any other state or federal court within the State of Georgia (the “Chosen Courts”), and each of the Parties irrevocably submits to the exclusive jurisdiction of the Chosen Courts in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action will be heard and determined only in the Chosen Courts, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court.  Nothing herein contained will be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 8.5(b).

(c)       Notwithstanding the foregoing, any such Action against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Documents or the Transactions will be governed by and in accordance with the Laws of the State of New York (without giving effect to the conflict of laws provisions thereof and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any Debt Document that expressly specifies that the interpretation of such provisions will be governed by and construed in accordance with the laws of the State of Georgia)) and each of the Parties agrees that it will not bring or support any such Action against the Debt Financing Sources in any forum other than any New York state or federal court located in the Borough of Manhattan in the City of New York.

(d)         EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BETWEEN OR AMONG THE PARTIES (OR THE DEBT FINANCING SOURCES) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NEGOTIATION OF THIS AGREEMENT, THE PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS (AND WITH RESPECT TO THE DEBT FINANCING SOURCES, THE DEBT FINANCING OR THE DEBT DOCUMENTS).

8.6         Specific Performance.

(a)       The Parties agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 7.3), even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the Parties fail to take any action required of them hereunder to consummate this Agreement and the Transactions.  Subject to the following sentence, the Parties acknowledge and agree that (a) the Parties will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.5 without proof of damages or the posting of a bond or other security, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.3 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) will not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement, and (c) the right of specific enforcement is an integral part of the Transactions and without that right none of the Parties would have entered into this Agreement.

(b)        The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and agree not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law.  The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.6 will not be required to provide any bond or other security in connection with any such Order.

8.7       Notices.  Any and all notices or other communications required or permitted to be provided hereunder will be in writing and sent by electronic mail, by nationally recognized overnight courier service or by registered mail and will be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section 8.7 prior to 5:00 p.m. (Eastern time) on a Business Day, (b) the Business Day after the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section 8.7 later than 5:00 p.m. (Eastern time) on any date or is delivered on a date that is not a Business Day, (c) when received, if sent by nationally recognized overnight courier service, or (d) upon actual receipt by the Party to whom such notice is required to be given if sent by registered mail.  The address for such notices and communications will be as follows:

(a)          If to Parent or Merger Sub, or, after the Closing, the Surviving Corporation to:

Aptean, Inc.
4325 Alexander Drive, Suite 100
Alpharetta, GA 30022
Attention:	Brad Debold
Email:	brad.debold@aptean.com

with a copy to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019
Attention:	David Ruff and Spencer Cohen
Email:	druff@orrick.com; spencer.cohen@orrick.com

(b)          If to the Company:

Logility Supply Chain Solutions, Inc.
470 East Paces Ferry Road NE
Atlanta, Georgia 30305
Attention: Mark Grant
Email:	notice@logility.com

with a copy to (which shall not constitute notice):

Jones Day
1221 Peachtree Street, N.E., Suite 400
Atlanta, Georgia 30361
Attention:	William J. Zawrotny
E-mail:	wjzawrotny@jonesday.com

or to such other address or addresses as the Parties may from time to time designate in writing.

8.8         Entire Agreement; No Third-Party Beneficiaries.

(a)         This Agreement (including the Company Disclosure Letter, the Parent Disclosure Letter and all other schedules and exhibits hereto), the Confidentiality Agreement, and the Debt Commitment Letter (the “Transaction Documents”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties or their Affiliates with respect to the subject matter hereof and thereof.

(b)        This Agreement is not intended to and does not confer upon any Person other than the Parties any rights or remedies hereunder, except for: (i) if the Effective Time occurs, the right of the Company Shareholders to receive the Merger Consideration pursuant to the terms of Section 2.1; (ii) if the Effective Time occurs, the right of the holders of the Company Equity Awards to receive such amounts as provided for in Article II; (iii) if the Effective Time occurs, the rights of the Indemnified Parties set forth in Section 5.10; (iv) the rights of the Company Related Parties set forth in Section 8.14, which are intended for the benefit of the Persons and will be enforceable by them; and (v) the Debt Financing Sources shall be express third-party beneficiaries of this clause (v) of this Section 8.8(b), Section 8.2(b), Sections 8.5(c), and the parentheticals in Section 8.5(d), Section 8.13(b), Section 8.14(a) and Section 8.14(b)(ii) (in each case, solely to the extent that the foregoing relates to the Debt Financing Sources) (the Sections referenced in this Section 8.8(b)(v), the “Debt Financing Sources Provisions”).

8.9        Company Professional Advisors.  Each of Parent and Merger Sub acknowledges, on its own behalf and on behalf of its Affiliates, that the legal counsel included in the notice provisions of Section 8.7 for the Company may advise and represent the Company in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions and each of Parent and Merger Sub hereby consents thereto and waives any conflict of interests arising therefrom.

8.10       Expenses.  Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Transactions, the other Transaction Documents and the transactions contemplated thereby will be paid by the Party incurring such expense.

8.11       Severability.  The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.  Notwithstanding the foregoing provisions of this Section 8.11, the Parties intend that the remedies and limitations on remedies contained in this Agreement (including the limitations on equitable remedies) to be construed as integral provisions of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a Party’s or any of its related parties’ (including any Parent Related Party’s) liability or obligations hereunder or under the Debt Commitment Letter.

8.12       Interpretation; Construction.

(a)         The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to a Section, Schedule or Exhibit, such reference will be to a Section of or Schedule or Exhibit to this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation”, and the word “or” will be disjunctive, but not exclusive.  Whenever, the word “extent” is used in the phrase “to the extent” in this Agreement, it will mean the degree to which a subject or other thing extends and will not simply mean “if.”  Whenever the words “ordinary course of business” (or a phrase of similar meaning) are used in this Agreement with respect to the Company and its Subsidiaries, they will be deemed to be followed by the words “consistent with past practice.”  Any reference in this Agreement to gender includes all genders, and words imparting the singular number only will include the plural and vice versa.  Where a reference in this Agreement is made to any agreement (including this Agreement), Contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, Contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or Contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder.  The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.  All references to “dollars” or “$” in this Agreement are to United States dollars.  All references to “days” will be to calendar days unless otherwise indicated as a “Business Day.”  When used with respect to any information, material, data, document or other item of disclosure relating to the Company or its Subsidiaries, “made available,” “furnished,” “delivered” or similar terms means such information, material, data, document or other item of disclosure was (i) posted to the Data Room, and accessible by Parent and its Representatives with access thereto prior to the date of this Agreement or (ii) publicly filed with the SEC by the Company.

(b)         The Parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c)         Each of the Company Disclosure Letter and the Parent Disclosure Letter is hereby incorporated and made a part hereof and is an integral part of this Agreement.  The Company may, at its option, include in the Company Disclosure Letter items that are not material for informational purposes, and such inclusion, or any references to dollar amounts, will not be deemed to be an acknowledgement or representation or warranty that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise.  Any matter set forth in any Section or subsection of the Company Disclosure Letter will be deemed to be referred to and incorporated in any other Section or subsection of the Company Disclosure Letter to which it is specifically referenced or cross‑referenced, and also in all other Sections or subsections of the Company Disclosure Letter to which such matter’s application or relevance is reasonably apparent on its face.  Nothing contained in any Section or subsection of the Company Disclosure Letter should be construed as an admission of liability or responsibility of any Party to any third party in connection with any pending or threatened Action or otherwise.  Except as otherwise expressly set forth in any Section or subsection of the Company Disclosure Letter, in no event will the listing or disclosure of any information or document in any such Section or subsection of the Company Disclosure Letter, or in the documents referred to or incorporated by reference in any Section or subsection of the Company Disclosure Letter, constitute or be deemed to imply any representation, warranty, undertaking, covenant or other obligation of the Company or its Subsidiaries not expressly set out in this Agreement or will such disclosure be construed as extending the scope of any representation or warranty, undertaking, covenant or obligation set out in this Agreement.  Any capitalized terms used in any Section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter will be defined as set forth in this Agreement unless otherwise defined in the Company Disclosure Letter or the Parent Disclosure Letter, respectively.

8.13     Assignment; Delegation.  This Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors, legal representatives and permitted assigns.  No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties; provided, however, that (a) Parent or Merger Sub may, in its sole discretion and without the consent of the Company, transfer or assign any or all of its rights, interests and obligations under this Agreement to any Subsidiary or Affiliate of Parent and (b) Parent or Merger Sub may, without the consent of the Company, in its sole discretion, transfer or assign its respective rights under this Agreement for collateral security purposes to the Debt Financing Sources; provided, that such assignment by Parent or Merger Sub will not (x) relieve Parent or Merger Sub of any of its obligations hereunder, (y) enlarge, alter or change any obligation of the Company or (z) impede or delay the consummation of the Merger or the other Transactions.  Any attempt to make any purported assignment in violation of this Agreement will be null and void.

8.14       Non-Recourse.

(a)         The Company (on behalf of itself and the other Company Related Parties) hereby waive any claims or rights against any Debt Financing Source relating to or arising out of the Debt Financing, the Debt Commitment Letter, any Fee Letter, the transactions contemplated thereby, this Agreement and the Transactions, whether at law or in equity and whether in tort, contract or otherwise, in each case, solely prior to the Closing Date.  In furtherance and not in limitation of the foregoing waiver and agreement, it is acknowledged and agreed that no Debt Financing Source will have any liability for any claims or damages to the Company Related Parties in connection with the Debt Financing, any debt commitment letter, the transactions contemplated thereby, this Agreement and the Transactions, in each case, solely prior to the Closing Date.  Notwithstanding the foregoing, nothing in this Section 8.14 will in any way limit or modify the rights of (i) Parent or Merger Sub under this Agreement or any debt commitment letter or the obligations of any Debt Financing Source under any debt commitment letter owing to Parent or its Affiliates party to any debt commitment letter or (ii) any of the Company Related Parties against any Debt Financing Sources under any definitive documents entered into in connection with the Debt Financing on or after the Closing Date.

(b)        Each of the Company (on behalf of itself and the other Company Related Parties) and Parent (on behalf of itself and the other Parent Related Parties) agree (i) that this Agreement or any other Transaction Document may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or any other Transaction Document, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties hereto (or their permitted assigns pursuant to Section 8.13) or thereto, as applicable, and (ii) except to the extent named a Party to this Agreement, no Company Related Party, Parent Related Party or Debt Financing Source will have any liability for any obligations or liabilities of any Party hereto under this Agreement or for any claim based on, in respect of or by reason of the Transactions, except for claims that the Company, Parent or Merger Sub, as applicable, may assert against any Person that is party to, and solely pursuant to the terms and conditions of, any other Transaction Document.

8.15       Parent Guarantee of Obligations.  Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations of Merger Sub under this Agreement in accordance with the terms hereof.

[Signature page follows.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties as of the date first written above.

COMPANY

Logility Supply Chain Solutions, Inc.

By:	/s/ Allan Dow
Name: Allan Dow
Title: President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties as of the date first written above.

PARENT

Aptean, Inc.

By:	/s/ Brad Debold
Name: Brad Debold
Title: Authorized Signatory

MERGER SUB

Update Merger Sub, Inc.

By:	/s/ Brad Debold
Name: Brad Debold
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

ANNEX A

DEFINITIONS

As used in this Agreement, the following terms have the meanings specified below.

“Acceptable Confidentiality Agreement” means any confidentiality agreement that contains customary confidentiality provisions, including limitations on the use and disclosure of all non-public written and oral information furnished to a Third Party by or on behalf of the Company or any of its Subsidiaries, and contains provisions that are in the aggregate no less favorable to the Company than those included in the Confidentiality Agreement (provided, however, that any such confidentiality agreement (a) will not be required to contain any standstill provisions and (b) will permit the Company to comply with its obligations under this Agreement, including Section 5.2).

“Action” means any civil, criminal, administrative or other claim, proceeding, litigation, audit, arbitration, charge or other ADR process, review, investigation, examination, inquiry, subpoena, hearing, demand, complaint, action, suit, or other proceeding or action (whether at Law or in equity) by or before an arbitrator, an arbitral tribunal, a court of competent jurisdiction or any Governmental Entity.

“Affiliate” means, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act.

“AI Product Statements” means any and all public marketing and advertisement statements made by or on behalf of the Company or any of its Subsidiaries regarding the Company AI Products or the use of AI Technologies in the Company’s (including its Subsidiaries’) business operations, including in the form of regulatory filings, investor materials, press releases, website or blog content, or social media postings.

“AI Technologies” means all knowledge-based, machine learning (including deep learning) and other artificial intelligence technologies and their constitutive elements, including without limitation any and all: (a) algorithms, models, software or systems related thereto (regardless of how they are trained); and (b) hardware or equipment designed to enable robotics, computer vision and machine learning.

“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 and similar Laws relating to public or commercial corruption or bribery.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including, as applicable, foreign antitrust laws.

“Articles of Incorporation” means the Second Amended and Restated Articles of Incorporation of the Company, as amended from time to time.

“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or other day on which banks are required or authorized to close in the City of New York.

“Bylaws” means the Amended and Restated By-Laws of the Company, as amended from time to time.

“Company AI Products” means any Company Products currently offered or supported by or on behalf of the Company (including its Subsidiaries) that employ or make use of AI Technologies.

“Company Benefit Plan” means each material (a) “employee benefit plan” as defined in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA) or (b) stock option, stock purchase, stock appreciation right or other stock-related, individual employment, individual independent contractor, retention, bonus, commission, incentive, deferred compensation, change in control, profit-sharing, retirement, severance or termination pay plan or other employee benefit program, policy, agreement or arrangement, in each case whether or not funded, that is sponsored or maintained by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has made or is required to make payments, transfers or contributions.

“Company Data” means all data of any kind or character contained in the Company IT Systems or any databases owned or controlled by the Company (or any of its Subsidiaries) or its designees (including any and all Trade Secrets), and all other information and data compilations collected, generated, obtained, licensed or received in connection with the marketing, delivery, or use of any Company Product, or that is used in or necessary to the Company’s (including any Subsidiaries’) conduct of the business, including Personal Data.

“Company Disclosure Documents” means each document required to be filed by the Company with the SEC in connection with the Transactions (including the Proxy Statement) and any amendments or supplements thereto.

“Company Employee” means employees, officers or directors of the Company or any of its Subsidiaries.

“Company Equity Awards” means Company Options and Company RSUs.

“Company Equity Plans” means the Company’s 2011 Equity Compensation Plan, 2020 Equity Compensation Plan and 2024 Equity Compensation Plan, in each case, including as amended or amended restated from time to time.

“Company IP” means Company-Owned IP and Company Licensed IP.

“Company IT System” means any information technology and computer systems (including software, software development kits, or hosted services, information technology and telecommunications hardware and other equipment, such as networks), whether owned and operated by the Company or any other Person for the Company’s benefit, relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used by the Company or its Subsidiaries in the conduct of their businesses.

“Company Licensed IP” means the Intellectual Property used by the Company or its Subsidiaries pursuant to an Inbound License and presently used in and necessary for the current operation of the business of the Company and its Subsidiaries.

“Company Material Adverse Effect” means any development, fact, change, event, effect, occurrence or circumstance (each, an “Effect”) that, individually or in the aggregate, (x) has had or would reasonably be expected to have a materially adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) prevents or materially impairs or delays, or would reasonably be expected to prevent or materially impair or delay, the consummation of the Transactions or performance by the Company or any of its Subsidiaries of any of their respective obligations under this Agreement; provided, however, that in no event will any Effect arising out of any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” (except that each case of the following clauses (a) through (f) will be so considered to the extent (and only to the extent) that such Effect has had a disproportionately adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company and its Subsidiaries conduct business): (a) changes in general economic conditions, or changes in conditions in the global, international or regional economy generally; (b) changes or proposed changes in Law or GAAP or other accounting methods; (c) changes in conditions in financial markets, credit markets or capital markets generally; (d) changes in general conditions in the industries in which the Company and its Subsidiaries conduct business, including changes in labor markets for employees; (e) any geopolitical conditions, the outbreak of hostilities, acts of war, sabotage, cyberterrorism (including by means of cyber-attack by or sponsored by a Governmental Entity or otherwise), terrorism or military actions (including any continuation, escalation or general worsening of any such hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions); (f) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks or restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak or material worsening of such conditions, and other force majeure events; (g) the negotiation, execution or delivery of this Agreement or the announcement of this Agreement or the consummation of the Transactions or the Debt Financing, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with its employees, suppliers, lessors, partners, vendors, customers, regulators, Governmental Entities or any other third party; (h) any action taken or refrained from being taken by the Company or any of its Subsidiaries at the express written request of Parent or which Parent has expressly approved or consented to in writing following the date of this Agreement or which the Company or such Subsidiary of the Company did not take on account of withheld consent from Parent; (i) any failure by the Company or any of its Subsidiaries to meet (A) any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure in the foregoing subclause (A) or (B) may be taken into account in determining whether there has been a “Company Material Adverse Effect” to the extent not otherwise expressly excluded pursuant to a different subsection of this definition); (j) any decline in the market price of the shares of Company Common Stock (it being understood that the facts or occurrences giving rise to or contributing to a decline in the market price of the Company Common Stock may be deemed to constitute, or be taken into account in determining whether there has been, a “Company Material Adverse Effect” to the extent not otherwise expressly excluded pursuant to a different subsection of this definition); (k) the identity of, or any facts or circumstances relating to, Parent or its Affiliates, Debt Financing Sources or investors, or the respective plan or intentions of any of the foregoing, with respect to the Company, its Subsidiaries or their business; (l) any breach by Parent or Merger Sub of this Agreement; or (m) any litigation arising from allegations of any breach of fiduciary duty or violation of applicable Law relating to this Agreement or the Transactions.

“Company Options” means all options to purchase shares of Company Common Stock granted under the Company Equity Plans.

“Company-Owned IP” means the Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Products” means all product and service offerings, including all Software, of the Company and each of its Subsidiaries (a) that, as of the date of this Agreement, are being sold, licensed, or distributed, as applicable, including on a trial, pilot or beta testing basis, or (b) that the Company or any of its Subsidiaries is otherwise obligated, as of the date of this Agreement, to license, distribute, support or maintain (in each case, excluding, for the avoidance of doubt, (x) those third party products or Open Source Materials embedded in or otherwise part of the product offering and (y) any of the Company’s support, consulting and/or training services).

“Company Registered Intellectual Property” means all Company-Owned IP that is Registered Intellectual Property.

“Company Related Parties” means the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates.

“Company RSUs” means all restricted stock units representing a right to receive Company Common Stock granted under the Company Benefit Plans.

“Company Shareholders” means holders of shares of Company Common Stock.

“Company Source Code” means, collectively, any human readable Software source code, or any portion or aspect of the Software source code, in each case for any Company Products or any other Software owned by any of the Company or any of its Subsidiaries.

“Company Superior Proposal” means a Company Takeover Proposal made by a Third Party on terms (a) that, if consummated, would result in such Third Party owning, directly or indirectly, (i) 50% or more of the outstanding securities of any class of voting securities (or instruments convertible into or exercisable or exchangeable for 75% or more of such class) of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity or (ii) 50% or more of the assets of the Company and its Subsidiaries, taken as a whole, and (b) which the Company Board or a duly authorized committee thereof determines in its good faith judgment, after consultation with financial advisors and outside legal counsel, taking into account all factors and matters deemed relevant in good faith by the Company Board, including financial, legal, regulatory and any other aspects of the transaction described in such Company Takeover Proposal (such as the confidentiality, timing and likelihood of consummation of such Company Takeover Proposal), any changes to the terms of this Agreement proposed by Parent or its Representatives in response to such Company Takeover Proposal or otherwise, and any fees or expenses payable by the Company hereunder, (i) would, if consummated, be more favorable from a financial point of view to the holders of Company Common Stock than the Transactions and (ii) is reasonably likely to be consummated on the terms proposed therein.

“Company Takeover Proposal” means, other than the Transactions, any bona fide written offer or bona fide written proposal from a Third Party relating to (a) any acquisition or purchase, direct or indirect, of 20% or more of the fair value of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair value of the consolidated assets of the Company and its Subsidiaries, taken as a whole, (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party or “group” (as defined in the Exchange Act and the rules promulgated thereunder) beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair value of the consolidated assets of the Company and its Subsidiaries, or (c) a merger, consolidation, share exchange, business combination, asset sale, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries pursuant to which such Third Party or “group” (as defined in the Exchange Act and the rules promulgated thereunder) would own, directly or indirectly, 20% or more of the aggregate voting power of the Company after giving effect to the consummation of such transaction.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of November 7, 2024, between the Company and an Affiliate of Parent, as amended by the Amendment No. 1 to Confidentiality Agreement, dated as of November 20, 2024.

“Contract” means any agreement, arrangement, undertaking, lease (whether for real or personal property), power of attorney, bond, deed, license, contract, note, mortgage, indenture, loan, evidence of indebtedness, letter of credit, obligation or other legal commitment to which a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject.

“Copyleft License” means any license applicable to Open Source Materials that requires, as a condition of using such Open Source Materials in the manner used by the Company or any of its Subsidiaries: (a) the disclosure, licensing, or distribution of any source code or proprietary data of any Company Product to any third party (in each case other than the (i) source code of the Open Source Software itself or (ii) data or database included in the Open Data); (b) the restriction or limitation of the receipt of consideration in connection with the licensing, sublicensing, or distribution of any Company Product to any third party; (c) permitting the decompilation, disassembly, or reverse engineering of any Company Product (or portion thereof) or the licensing of any such Company Product for the purpose of making derivative works thereof (in each case other than the Open Source Software or Open Data itself); or (d) the creation of any obligation for the Company or any its Subsidiaries to grant to any third party any rights or immunities under or with respect to any Company-Owned IP.

“Data Room” means the Intralinks electronic data room for “Project Update” established in connection with the Transactions to which access has been provided to Parent and its designated Representatives.

“Debt Commitment Letter” means the executed commitment letter dated as of the date hereof, from the Debt Financing Sources party thereto (including all exhibits, schedules, annexes and supplements thereto) pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to provide the aggregate amounts set forth therein for the purposes of funding a portion of the Financing Uses (the “Debt Financing”).

“Debt Financing Sources” means Persons (other than Parent or Merger Sub) that have committed to provide or arrange the Debt Financing in connection with the Transactions and, for purposes of Sections 8.8(b), 8.2(b), 8.5(c), and the parentheticals in Sections 8.5(d), 8.13(b), 8.14(a) and 8.14(b)(ii) (in each case, solely to the extent that the foregoing relates to the Debt Financing Sources), their respective Affiliates, as well as their respective Affiliates’ equityholders, members, employees, officers, directors, representatives, attorneys, agents or advisors.

“Environmental Law” means any Law relating to (a) the protection, preservation or restoration of human health or the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant or animal life, or any other natural resource), (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Material, in each case in effect at the date hereof, or (c) the protection of worker health or safety.

“Exchange Act” means the Securities Exchange Act of 1934.

“FDI Laws” means applicable Laws governing investments by certain Persons in strategic business sectors, including those raising national security considerations, in any country where the Company or any of its Subsidiaries do business.

“Fraud” means, with respect to any Party, the making of a statement of fact with the intent to deceive another Party and requires (a) such Party’s false representation of material fact in Article III (in the case of the Company) or Article IV (in the case of Parent), in any certificate to be delivered by such Party or any of its Subsidiaries pursuant to this Agreement or in any other Transaction Document, (b) such Party’s knowledge that such representation is false, (c) such Party’s intention to induce the other Party to whom such representation is made to act or refrain from acting and (d) such other Party suffering loss by reason of such false representation of fact.  For the avoidance of doubt, (i) the term “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, negligent misrepresentation, recklessness or similar legal theory and (ii) only the Party who committed a Fraud will be responsible for such Fraud and only to the other Party who suffered from such Fraud.

“Government Official” means (a) any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including any political subdivision thereof, (b) any officer or employee of any Person owned or controlled in whole or in part by a Governmental Entity, and (c) any Person acting in an official capacity for or on behalf of any Governmental Entity.

“Governmental Entity” means any domestic or foreign governmental or regulatory body, commission, agency, court, instrumentality, authority or other legislative, executive or judicial entity.

“Hazardous Materials” means any substance, element, compound, mixture, solution, and/or waste presently listed, defined, designated, identified, or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law.  Hazardous Material includes any substance, element, compound, mixture, solution and/or waste to which exposure is regulated by any Governmental Entity or any Environmental Law, including but not limited to any toxic waste, pollutant, contaminant, hazardous substance (including toxic mold), toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos-containing material, urea formaldehyde, foam insulation, per- and polyfluoroalkyl substances or polychlorinated biphenyls.

“Inbound Licenses” means written Contracts pursuant to which any Person has licensed any Intellectual Property to the Company or any of its Subsidiaries or granted to the Company or any of its Subsidiaries any covenant not to sue or right with respect to any Intellectual Property.

“Intellectual Property” means any and all intellectual property, proprietary, industry and associated rights in any jurisdiction throughout the world, including those in, associated with, or arising out of any (a) trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, logos, slogans, trade dress and all other source or business identifiers and all applications to register and all registrations, renewals and extensions thereof, and all goodwill associated with and symbolized by any of the foregoing (collectively, “Trademarks”), (b) Internet domain names, social media accounts and usernames, and uniform resource locators, (c) patent disclosures, patent applications and patents, continuations, continuations-in-part, divisionals, revisions, substitutions, provisionals, re-examinations, renewals, extensions and reissues and counterparts thereof (collectively, “Patents”), (d) trade secrets and know-how, including all proprietary or confidential inventions (whether or not patentable), invention disclosures, improvements, processes, methods, techniques, modifications, compilations, protocols, compositions, algorithms, models, layouts, designs, drawings, plans, specifications, methodologies, customer lists, supplier lists, pricing information, business plans, marketing plans and proposals, and other proprietary or other confidential information (collectively, “Trade Secrets”), (e) works of authorship (whether or not copyrightable), copyrightable subject matter, copyrights and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, including website content, product artwork, promotion and marketing materials, Software, databases and database rights, and “moral rights,” (collectively, “Copyrights”), (f) all other intellectual property rights arising from Software, (g) rights of publicity and privacy, (h) any similar or equivalent rights to any of the foregoing and in other similar intangible assets, (i) all applications and registrations, and any renewals, extensions and reversions, for the foregoing, and (j) together with, in each of clauses (a) through (i) above, all claims for damages by reason of past infringement thereof, with the right to sue for, and collect the same.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) when referring to the knowledge of the Company or any of its Subsidiaries, the actual knowledge of the persons listed under Annex A, “Knowledge Group,” of the Company Disclosure Letter, after reasonable inquiry of the persons who would reasonably be expected to have actual knowledge of the applicable matter, and (ii) when referring to the knowledge of Parent, the actual knowledge of the persons listed under Annex A, “Knowledge Group,” of the Parent Disclosure Letter, after reasonable inquiry of the persons who would reasonably be expected to have actual knowledge of the applicable matter.

“Law” or “Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted or promulgated by any Governmental Entity and any judicial interpretation thereof.

“Lien” means, with respect to any property, equity interest or asset, any lien, charge, pledge, security interest, claim, mortgage, deed of trust, hypothecation,

preemptive right, right of first refusal, right of first offer, adverse claim, option or other encumbrance in respect of such property, equity interest or asset.

“Open Data” means any and all data and databases (including all manuals, documentation, arrangements and rights associated therewith) made available under an “open data license” or similar terms (excluding Open Source Software), including pursuant to the following license types: Open Data Commons Public Domain Dedication and License (PDDL), Open Data Commons Attribution License (ODC-BY), Open Data Commons Open Database License (ODC-ODBL), Community Data License Agreement (CDLA), “Creative Commons” licenses, and the Computational Use of Data Agreement (C-UDA).

“Open Source Materials” means any and all Open Source Software and Open Data.

“Open Source Software” means any Software or other material that is distributed as “free software,” “open source software,” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org) (including but not limited to the GNU General Public License (GPL), LGPL, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).

“Order” means any order, judgment, injunction, award, decree or writ adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement.

“Parent Material Adverse Effect” means any Effect that would, individually or when considered together with all other facts, circumstances or changes, reasonably be expected to materially prevent or materially delay or materially impede the ability of Parent to consummate the Transactions; provided, that the exclusions in clauses (a) through (f) of the definition of “Company Material Adverse Effect” shall apply mutatis mutandis.

“Parent Related Parties” Parent, Merger Sub, and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates.

“Permitted Lien” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment (A) not yet due, or (B) being contested in good faith and for which adequate accruals or reserves have been established on the most recent consolidated balance sheet included in the Recent Company SEC Documents in accordance with GAAP, (ii) which is a statutory carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien that is arising in the ordinary course of business but not yet due, (iii) which is incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, (iv) which is any zoning, building or other similar code or regulation not violated by the current use or occupancy of any assets to which they relate in the business of the Company and its Subsidiaries as currently conducted, (v) which constitutes an easement, right-of-way, covenant, restriction or other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted and which are not violated by the current use or occupancy of any assets to which they relate in the business of the Company and its Subsidiaries as currently conducted, or (vi)  which is a non-exclusive license of Intellectual Property granted by the Company or one of its Subsidiaries in the ordinary course of business.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means any data or information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person, device or household or any other data or information that constitutes “personal data”, “personal information,” “protected health information,” or “personally identifiable information” under any Privacy Legal Requirement.

“Privacy Agreements” means (a) all contractual commitments to and from third parties regarding privacy, security and the Processing of Sensitive Data, including such commitments to and from vendors, marketing affiliates, advertisers and advertising networks, customers and other business partners, and (b) the privacy policies and any other terms relevant to the collection, retention, use, disclosure and distribution of Personal Data by the Company and each of its Subsidiaries, including all internal policies, notices, protocols, programs, manuals, procedures, and statements concerning the privacy, security or Processing of Personal Information (the “Privacy Policies”)

“Privacy Legal Requirement” means any and all applicable Law or binding directive or Order concerning the privacy, security or Processing of Personal Data (which may include applicable Law of jurisdictions where Personal Data was collected or accessed otherwise applicable to the Company or any of its Subsidiaries) including, without limitation, data-breach notification laws, consumer protection laws, laws concerning requirements for website and mobile application privacy policies and practices, Social Security number protection laws, data security laws pertaining to Personal Data, and laws concerning email, text message or telephone communications and any applicable Law concerning technology, data or web scraping, cybersecurity disclosures in public filings, and call or electronic monitoring or recording that pertains to Personal Data.

“Process” (and the corollary terms “Processing” and “Processed”) means to perform any operation or set of operations on data, or on sets of data, including Personal Data, whether or not by automated means, such as the receipt, access, acquisition, arrangement, collection, copying, creation, maintenance, modification, recording, organization, processing, compilation, selection, structuring, storage, visualization, adaptation, alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction, or instruction, training or other learning relating to such data or combination of such data.

“Registered Intellectual Property” means any Intellectual Property that is the subject of an application, filing or registration issued, filed with, or recorded by any Governmental Entity (or a domain name registrar with respect to domain names), including any of the following: (a) issued Patents and Patent applications; (b) Trademark registrations, renewals and applications; (c) Copyright registrations and applications; and (d) domain name registrations.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, storing, escaping, leaching, migrating, dumping, discarding, burying, abandoning or disposing into the environment of a Hazardous Material, in each case, in violation of any Environmental Law or in a manner which has or may give rise to any liability under any Environmental Law.

“Representatives” means, with respect to any Person, its officers, directors, consultants, agents, financial advisors, investment bankers, lenders, attorneys, accountants, agents and other advisors or representatives and Affiliates.

“Required Information” means the information required to be delivered pursuant to paragraph 7 of Exhibit C of the Debt Commitment Letter.

“Sanctioned Country” means any country that is the subject of comprehensive Sanctions imposed by the United States, which at the time of signing includes Cuba, Iran, North Korea, Syria, and the Ukrainian regions of Crimea, Donetsk, Luhansk, Kherson and Zaporizhzhia.

“Sanctioned Person” means (a) a person listed on a prohibited or restricted party list published by the United States (including the U.S. Department of the Treasury, Office of Foreign Assets Control “Specially Designated Nationals and Blocked Persons List,” “Sectoral Sanctions Identifications List”, and similar lists) or any such list maintained by the United Nations Security Council, the United Kingdom, the European Union or its Member States, (b) the government, including any political subdivision, agency or instrumentality thereof, of any Sanctioned Country or Venezuela, (c) an ordinary resident of, or entity registered in or established under the jurisdiction of, or an individual or entity located in, a Sanctioned Country, or (d) a party acting or purporting to act, directly or indirectly, on behalf of, or a party owned or controlled by, any of the parties listed in the foregoing clauses (a)-(c).

“Sanctions” means all Laws relating to embargoes or financial, economic or trade sanctions administered or enforced by the United States, the European Union and its Member States, the United Kingdom and the United Nations Security Council.

“Scraped Data” means data that was collected or generated using web scraping, web crawling, or web harvesting software, or any Software, service, tool, or technology that turns unstructured data found on the internet into machine-readable, structured data.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Security Incident” means any actual or reasonably suspected (i) accidental or unlawful destruction, loss, alteration, corruption, or other misuse of Sensitive Data transmitted, stored or otherwise Processed; or (iii) other act or omission that compromises the security, integrity, availability, or confidentiality of Company IT Systems or Sensitive Data.

“Sensitive Data” means any (a) Personal Data or (b) trade secret or confidential or proprietary business information of or in the possession of the Company or any of its Subsidiaries.

“Software” means any and all (a) software, computer programs, systems, platforms, applications (including mobile apps), application programming interfaces, firmware, middleware, microcode, routines, compilers, assemblers, and software implementations of algorithms or models, in each case whether in source code, object code, or other form; (b) databases, data files, libraries, and data compilations; (c) screens, user interfaces, report formats, templates, menus, buttons, and icons for any of the foregoing; and (d) documentation, including specifications, files, scripts, developer notes, comments, annotations, user documentation (including user instructions, guides, and manuals), relating to any of the foregoing.

“Subsidiary” means, with respect to any Person, any entity, whether incorporated or unincorporated, of which (a) such Person or any other Subsidiary of such party is a general partner, (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such entity is directly or indirectly owned or controlled by such Person or by any one or more of such Person’s Subsidiaries, or by such Person and one or more of its Subsidiaries, or (c) at least a majority of the equity securities or other equity interests is directly or indirectly owned or controlled by such Person or by any one or more of such Person’s Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations.

“Tax” or “Taxes” means any and all (whether or not disputed) domestic or foreign, federal, state, local or taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and including liability for the payment of any such amounts as a result of being either (A) a member of an affiliated, consolidated, combined, unitary or aggregate group or as a transferee or successor, or (B) a party to any tax sharing or similar agreement or as a result of any express or implied obligation to indemnify any other Person with respect to any such amounts.

“Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Third-Party AI Product” means any product or service of any third party that employs or makes use of AI Technologies.

“Trade Laws” means Sanctions, export and import controls and antiboycott Laws administered or enforced by the United States, the United Kingdom and the European Union and its Member States.

“Training Data” means any data used to train, validate, test or otherwise improve an algorithm or model used in an AI Technology.

“Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching Party or the failure by the breaching Party to take an act it is required to take under this Agreement, with Knowledge that the taking of or failure to take such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.

The following terms are defined in the sections of this Agreement set forth after such term below:

Terms Not Defined in this Annex A	Section
Affiliate Transaction	3.22
Agreement	Preamble
Alternative Financing	5.15(c)
Bonus Amounts	5.8(c)
Book-Entry Share	2.1(a)(i)
Certificate	2.1(a)(i)
Certificate of Merger	1.3
Chosen Courts	8.5(b)
Clearance Date	5.4(a)
Closing	1.2
Closing Date	1.2
Code	2.6
Company	Preamble
Company Acquisition Agreement	5.2(d)
Company Adverse Recommendation Change	5.2(d)
Company Balance Sheet	3.6(b)

Company Balance Sheet Date	3.6(b)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Financial Advisor	3.3(d)
Company Material Contract	3.18(a)
Company Permits	3.8(b)
Company Shareholder Approval	3.3(a)
Company Termination Fee	7.3(a)
Continuing Employee	5.8(a)
Continuation Period	5.14(a)
Copyrights	Annex A (“Intellectual Property”)
D&O Insurance	5.10(c)
Debt Documents	5.15(a)
Debt Financing	Annex A (“Debt Commitment Letter”)
Debt Financing Sources Provisions	8.8(b)
Dissenting Shareholder	2.3
Dissenting Shares	2.3
DTC	2.4(c)
Effect	Annex A (“Company Material Adverse Effect”)
Effective Time	1.3
Electronic Delivery	8.4
Employee Census	3.13(d)
ERISA	Annex A (“Company Benefit Plans”)
Fairness Opinion	3.3(d)
Fee Letters	4.6(a)
Financing Uses	4.6(e)
GAAP	3.5(d)
GBCC	Recitals
Georgia Law Matters	8.5(a)
HSR Act	3.4(a)
Indemnified Parties	5.10(a)
Insurance Arrangements	3.16
Lease	3.17(c)
Letter of Transmittal	2.4(c)
Malicious Code	3.14(k)
Maximum Amount	5.10(c)
Measurement Time	3.2(a)
Merger	Recitals
Merger Consideration	2.1(a)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Nasdaq	3.4(a)
Outside Date	7.1(b)(i)

Owned Real Property	3.17(b)
Parent	Preamble
Parent Board	Recitals
Parties	Preamble
Patents	Annex A (“Intellectual Property”)
Paying Agent	2.4(a)
Payment Fund	2.4(a)
Pre-Closing Period	5.1(a)
Privacy Policies	Annex A (“Privacy Agreements”)
Proxy Statement	5.3(a)
Recent Company SEC Documents	3.5(a)
Required Governmental Approvals	3.4(a)
Resignations	5.19
Restraint	6.1(c)
Shareholders’ Meeting	5.4(a)
SOX	3.5(c)
Surviving Corporation	1.1(a)
Third Parties	5.2(a)
Third-Party AI Terms	3.15(b)
Trademarks	Annex A (“Intellectual Property”)
Trade Secrets	Annex A (“Intellectual Property”)
Transactions	Recitals
Transaction Documents	8.8(a)
Transition Period Report	5.9(b)